UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

for the period ended 30 September 2012

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179953) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES

FORM 6-K FOR THE PERIOD ENDED 30 SEPTEMBER 2012(a)

(a)	In this Form 6-K, references to the nine months 2012 and nine months 2011 refer to the nine-month periods ended 30 September 2012 and 30 September 2011 respectively. References to third quarter 2012 and third quarter 2011 refer to the three-month periods ended 30 September 2012 and 30 September 2011 respectively.
(b)	This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2011.

Group results third quarter and nine months 2012

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
5,043	5,434	Profit for the period(a)	9,964	18,015
233	(747)	Inventory holding (gains) losses, net of tax	(110)	(1,721)

5,276	4,687	Replacement cost profit(b)	9,854	16,294
187	483	Net (favourable) unfavourable impact of non-operating items and fair value accounting effects, net of tax(c)	3,800	378

5,463	5,170	Underlying replacement cost profit(b)	13,654	16,672

26.62	28.54	Profit per ordinary share (cents)	52.40	95.39
1.60	1.71	Profit per ADS (dollars)	3.14	5.72
27.85	24.62	Replacement cost profit per ordinary share (cents)	51.82	86.28
1.67	1.48	Replacement cost profit per ADS (dollars)	3.11	5.18
28.83	27.16	Underlying replacement cost profit per ordinary share (cents)	71.81	88.28
1.73	1.63	Underlying replacement cost profit per ADS (dollars)	4.31	5.30

•

BP’s profit for the third quarter was $5,434 million, compared with $5,043 million a year ago. For the nine months, the profit was $9,964 million, compared with $18,015 million. BP’s third-quarter replacement cost (RC) profit was $4,687 million, compared with $5,276 million a year ago. After adjusting for a net loss from non-operating items of $321 million and net unfavourable fair value accounting effects of $162 million (both on a post-tax basis), underlying RC profit for the third quarter was $5,170 million, compared with $5,463 million for the same period last year. For the nine months, RC profit was $9,854 million, compared with $16,294 million a year ago. After adjusting for a net loss from non-operating items of $3,475 million and net unfavourable fair value accounting effects of $325 million (both on a post-tax basis), underlying RC profit for the nine months was $13,654 million, compared with $16,672 million for the same period last year. RC profit or loss for the group, underlying RC profit or loss and fair value accounting effects are non-GAAP measures and further information is provided on pages 6, 21 and 23.

•

The group income statement included a net adverse impact relating to the Gulf of Mexico oil spill, on a pre-tax basis, of $59 million for the third quarter and $882 million for the nine months. All amounts relating to the Gulf of Mexico oil spill have been treated as non-operating items. For further information on the Gulf of Mexico oil spill and its consequences see pages 4 – 5, Note 2 on pages 25 – 30 and Legal proceedings on pages 34 – 42.

•

Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $198 million for the third quarter, compared with $234 million for the same period last year. For the nine months, the respective amounts were $640 million and $722 million.

•

Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the third quarter and nine months was $6.3 billion and $14.1 billion respectively, compared with $6.9 billion and $17.1 billion in the same periods of last year. Excluding amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the third quarter and nine months was $6.4 billion and $17.1 billion respectively, compared with $7.8 billion and $22.8 billion for the same periods of last year. Reflecting our proposed transaction with Rosneft, we remain confident in delivering more than 50% growth in net cash provided by operating activities by 2014(d) assuming an oil price of $100 per barrel.

•

Gross debt at the end of the quarter was $49.1 billion compared with $45.3 billion a year ago. The ratio of gross debt to gross debt plus equity was 29.2%, compared with 29.0% a year ago. Net debt at the end of the quarter was $31.5 billion, compared with $25.8 billion a year ago. The ratio of net debt to net debt plus equity was 20.9% compared with 18.9% a year ago. Net debt and net debt ratio are non-GAAP measures. See page 7 for further information.

•

On 22 October 2012, BP announced that it had signed heads of terms for a proposed transaction to sell its 50% share in TNK-BP to Rosneft for cash consideration of $17.1 billion and Rosneft shares representing a 12.84% stake in Rosneft. In addition, BP would use $4.8 billion of the cash consideration to acquire a further 5.66% stake in Rosneft from the Russian government. For further information, see page 13.

•

BP today announced a quarterly dividend of 9 cents per ordinary share ($0.54 per ADS), which is expected to be paid on 21 December 2012. The corresponding amount in sterling will be announced on 10 December 2012. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the scrip dividend programme are available at bp.com/scrip.

(a)	Profit attributable to BP shareholders.
(b)	See footnote (a) on page 6 for definitions of RC profit and underlying RC profit.
(c)	See pages 22 and 23 respectively for further information on non-operating items and fair value accounting effects.
(d)	This projection reflects our expectation that all required payments into the $20-billion Deepwater Horizon Oil Spill Trust fund will have been completed prior to 2014. The projection does not reflect any cash flows relating to other liabilities, contingent liabilities, settlements or contingent assets arising from the Gulf of Mexico oil spill which may or may not arise at that time. As disclosed in Note 2 under Contingent liabilities on page 30, we are not able at this time to reliably estimate the amount or timing of a number of contingent liabilities.

The commentaries above and following should be read in conjunction with the cautionary statement on page 15.

Group headlines (continued)

•

The effective tax rate on the profit for the third quarter and the nine months was 33% and 34% respectively, compared with 30% and 34% for the equivalent periods in 2011. The effective tax rate on replacement cost profit for the third quarter was 34%, compared with 31% a year ago. For the nine months the effective tax rate on replacement cost profit was 34%, the same as a year ago. Recently enacted changes to the taxation of UK oil and gas production resulted in a $256-million deferred tax adjustment in the third quarter 2012. An earlier change resulted in a $683-million deferred tax adjustment in the first quarter 2011. Excluding these adjustments the effective tax rate for the third quarter and nine months of 2012 was 30% and 32% respectively and 31% for the nine-month period for 2011. We now expect the full-year effective tax rate to be at the lower end of the 34 to 36% range.

•

Total capital expenditure for the third quarter and nine months was $6.1 billion and $17.2 billion respectively, of which organic capital expenditure was $5.9 billion and $16.5 billion respectively(a). We now expect 2012 full-year organic capital expenditure to be between $22 billion and $23 billion. Disposal proceeds were $1.4 billion for the quarter and $4.6 billion for the nine months.

•

Since the start of 2010, we have announced disposals for over $35 billion against our target of $38 billion, which includes a total of $6 billion for Upstream assets and $5 billion for Downstream assets since the end of the second quarter. In addition, we announced the proposed transaction with Rosneft for the sale of our share in TNK-BP, as described on page 3. (See pages 8, 10 and 13 and Note 3 on pages 30 – 31 for further information on these agreements.)

(a)	Organic capital expenditure excludes acquisitions and asset exchanges, and expenditure associated with deepening our natural gas asset base (see page 20).

Gulf of Mexico oil spill

Completing the response

We remain committed to meeting our responsibilities to the US federal, state and local governments and communities of the Gulf Coast following the Deepwater Horizon accident and oil spill in 2010 (the Incident). During the third quarter of 2012, BP, working under the direction of the US Coast Guard’s Federal On-Scene Coordinator (FOSC), and collaboratively with the individual federal and state entities, continued to work to meet the applicable clean-up standards established by the Shoreline Clean-up Completion plan.

In late August 2012, Hurricane Isaac made landfall in the Gulf Coast and deposits of buried residual oil were exposed by changes in the beach profile on some Louisiana beaches where deep cleaning had not previously been allowed. Response teams are continuing to excavate the uncovered residual material and have submitted for approval plans for deep cleaning across these beach areas. In other parts of the area of response, clean-up operations have largely returned to pre-Isaac levels after an initial post-Isaac increase in tar balls.

As at 29 September 2012, the FOSC had deemed removal actions complete on 3,941 miles of shoreline out of 4,375 miles in the area of response. A further 143 miles were awaiting approval of removal actions deemed complete or were pending final monitoring. The remaining 291 miles were undergoing patrolling and maintenance, which will continue until the shoreline segments meet the applicable clean-up standards for the FOSC to determine that operational removal activity is complete.

Economic restoration

As at 30 September 2012, BP had paid a total of over $8.8 billion for individual, business and government entity claims, advances and other payments, including payments made by BP prior to the establishment of the Deepwater Horizon Oil Spill Trust (Trust). The amount includes over $7.1 billion paid to individual and business claimants, and $1.4 billion paid to federal, state and local government entities for claims and advances. BP has also paid an additional $298 million for contributions, settlements and other payments for tourism, seafood testing and marketing, and behavioural health.

During the third quarter the Deepwater Horizon Court-Supervised Settlement Program (DHCSSP) paid $66 million to individual and business “in-class” claimants under the proposed economic loss settlement agreement reached between BP and the Plaintiffs’ Steering Committee (PSC). In addition, $21 million was paid to fund the Gulf Region Health Outreach Program and for administration costs under the medical settlement agreement. The BP claims programme is processing claims received from claimants not in the class as determined by the settlement agreement or who have requested to opt out of the settlement. There were 741 requests to opt out of the settlement class during the third quarter.

Following the court’s preliminary approval in May 2012 of the economic loss and medical settlement agreements reached between BP and the PSC, we await the outcome of the court’s fairness hearing scheduled for 8 November 2012, which will determine whether to grant final approval of the agreements.

Gulf of Mexico oil spill (continued)

Environmental restoration

During the third quarter we continued to work with scientists and trustee agencies through the Natural Resource Damages (NRD) assessment process to identify natural resources that may have been exposed to oil or otherwise impacted by the oil spill, and to look for evidence of injury. To date, BP has paid $819 million for NRD assessment efforts.

Under an agreement signed with federal and state agencies in April 2011, BP voluntarily committed to provide up to $1 billion to fund early restoration projects aimed at accelerating restoration efforts in the Gulf coast areas that were impacted by the accident. The agreement enables work on restoration projects to begin at the earliest opportunity, before funding is required by the Oil Pollution Act 1990 (OPA 90). These projects will be funded from the Trust. See Note 2 on pages 25 – 30.

As at 30 September 2012, $36 million has been funded towards the $60 million estimated cost of the first tranche of the early restoration project plan. This plan, which includes eight projects along the Gulf Coast, was finalized in April 2012 by the Natural Resource Damage Assessment Trustee Council following extensive public review. Collectively, these projects are intended to restore and enhance wildlife and habitats, and provide additional access for recreational use.

Financial update

The group income statement includes a pre-tax charge of $59 million for the third quarter in relation to the Incident. The charge for the third quarter reflects the regular quarterly costs of the Gulf Coast Restoration Organization and adjustments to provisions. The total cumulative charge recognized to date for the Incident amounts to $38.1 billion. The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably, namely any obligation relating to Natural Resource Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration agreements referred to in Note 2 on page 28) and other potential litigation, fines, or penalties, other than as described under Provisions in Note 2 on pages 28 – 30.

The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the Incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as discussed under Contingent liabilities on page 30, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. The risks associated with the Incident could also heighten the impact of the other risks to which the group is exposed, as further described under Principal risks and uncertainties on pages 32 – 38 of our second-quarter 2012 results announcement.

Trust update

During the third quarter, BP made a contribution of $1,250 million to the Trust. As at 30 September 2012, BP’s cumulative contributions to the Trust amounted to $19,140 million with a final payment of $860 million scheduled for the fourth quarter of 2012. Under the terms of the settlement agreements with the PSC, qualified settlement funds (QSFs) were established during the second quarter, funded from the Trust, for the purpose of paying the costs of the settlements.

Payments from the Trust and QSFs during the third quarter were $378 million for individual and business claims through both the DHCSSP and the Gulf Coast Claims Facility, medical settlement programme payments, NRD assessment and early restoration, state and local government claims, DHCSSP expenses and other resolved items. As at 30 September 2012, the cumulative amount paid from the Trust and QSFs since inception was $8.2 billion, and the remaining cash balances were $10.9 billion.

As at 30 September 2012, the cumulative charges for provisions to be paid from the Trust and the associated reimbursement asset recognized amounted to $17.8 billion. The increased charge in the third quarter reflects higher provision estimates for the DHCSSP costs and NRD assessment costs. A further $2.2 billion could be provided in subsequent periods for items covered by the Trust, with no net impact on the income statement.

Legal proceedings and investigations

See Legal proceedings on pages 34 – 42 for details of legal proceedings, including external investigations relating to the Incident.

Analysis of underlying RC profit and RC profit before interest and tax and reconciliation to profit for the period

Third quarter 2011	Third quarter 2012	$ million	Nine months 2012	Nine months 2011
		Underlying RC profit before interest and tax(a)
6,287	4,369	Upstream	15,060	19,301
1,666	3,004	Downstream	5,057	5,254
939	1,294	TNK-BP(b)	2,903	3,147
(406)	(574)	Other businesses and corporate	(1,550)	(1,038)
(213)	(64)	Consolidation adjustment - UPII(c)	(148)	(240)

8,273	8,029	Underlying RC profit before interest and tax	21,322	26,424

(220)	(195)	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits	(627)	(677)
(2,413)	(2,598)	Taxation on an underlying RC basis	(6,869)	(8,767)
(177)	(66)	Minority interest	(172)	(308)

5,463	5,170	Underlying RC profit attributable to BP shareholders	13,654	16,672

		Non-operating items and fair value accounting effects(a)
461	541	Upstream	(258)	501
(173)	(601)	Downstream	(3,534)	(344)
—	(12)	TNK-BP, net of tax	(105)	—
76	(523)	Other businesses and corporate	(741)	(368)
(541)	(56)	Gulf of Mexico oil spill response(d)	(869)	(308)

(177)	(651)	Total before interest and taxation	(5,507)	(519)
(14)	(3)	Finance costs(e)	(13)	(45)
4	171	Taxation credit (charge)(f)	1,720	186

(187)	(483)	Total after taxation for the period	(3,800)	(378)

		RC profit before interest and tax(a)
6,748	4,910	Upstream	14,802	19,802
1,493	2,403	Downstream	1,523	4,910
939	1,282	TNK-BP(b)	2,798	3,147
(330)	(1,097)	Other businesses and corporate	(2,291)	(1,406)
(541)	(56)	Gulf of Mexico oil spill response(d)	(869)	(308)
(213)	(64)	Consolidation adjustment - UPII(c)	(148)	(240)

8,096	7,378	RC profit before interest and tax	15,815	25,905

(234)	(198)	Finance costs and net finance income or expense relating to pensions and other post-retirement benefits	(640)	(722)
(2,409)	(2,427)	Taxation on a RC basis	(5,149)	(8,581)
(177)	(66)	Minority interest	(172)	(308)

5,276	4,687	RC profit attributable to BP shareholders	9,854	16,294

(372)	1,059	Inventory holding gains (losses)	172	2,533
139	(312)	Taxation (charge) credit on inventory holding gains and losses	(62)	(812)

5,043	5,434	Profit (loss) for the period attributable to BP shareholders	9,964	18,015

(a)	Replacement cost (RC) profit or loss reflects the replacement cost of supplies and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss for each operating segment that is required to be disclosed under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. For further information on RC profit or loss, see page 21. Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. On pages 22 and 23 respectively, we provide additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects.
(b)	Net of finance costs, taxation and minority interest.
(c)	The consolidation adjustment – unrealized profit in inventory (UPII).
(d)	See Note 2 on pages 25 – 30 for further information on the accounting for the Gulf of Mexico oil spill response.
(e)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 25 – 30 for further details.
(f)	For the Gulf of Mexico oil spill and certain impairment losses in the second quarter 2012, tax is based on US statutory tax rates. For other items, with the exception of TNK-BP items (which are reported net of tax), tax is calculated using the group’s discrete quarterly effective tax rate (adjusted for the Gulf of Mexico oil spill, certain impairment losses in the second quarter 2012, equity-accounted earnings from the first quarter 2012 onwards and the deferred tax adjustments relating to changes to the taxation of UK oil and gas production ($683 million for the first quarter 2011 and $256 million for the third quarter 2012)).

Per share amounts

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		Per ordinary share (cents)
26.62	28.54	Profit for the period	52.40	95.39
27.85	24.62	RC profit for the period	51.82	86.28
28.83	27.16	Underlying RC profit for the period	71.81	88.28

		Per ADS (dollars)
1.60	1.71	Profit for the period	3.14	5.72
1.67	1.48	RC profit for the period	3.11	5.18
1.73	1.63	Underlying RC profit for the period	4.31	5.30

The amounts shown above are calculated based on the basic weighted average number of shares outstanding. See Note 6 on page 32 for details of the calculation of earnings per share.

Net debt ratio – net debt: net debt + equity

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
45,283	49,077	Gross debt	49,077	45,283
1,454	1,572	Less: fair value asset of hedges related to finance debt	1,572	1,454

43,829	47,505		47,505	43,829
17,997	16,041	Less: Cash and cash equivalents	16,041	17,997

25,832	31,464	Net debt	31,464	25,832

110,659	118,773	Equity	118,773	110,659
18.9%	20.9%	Net debt ratio	20.9%	18.9%

See Note 7 on page 33 for further details on finance debt.

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 9 cents per ordinary share expected to be paid in December. The corresponding amount in sterling will be announced on 10 December 2012, calculated based on the average of the market exchange rates for the four dealing days commencing on 4 December 2012. Holders of American Depositary Shares (ADSs) will receive $0.54 per ADS. The dividend is due to be paid on 21 December 2012 to shareholders and ADS holders on the register on 9 November 2012. A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the third-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Dividends paid

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		Dividends paid per ordinary share
7.000	8.000	cents	24.000	21.000
4.316	5.017	pence	15.263	12.934
42.00	48.00	Dividends paid per ADS (cents)	144.00	126.00

		Scrip dividends
14.8	15.0	Number of shares issued (millions)	65.7	154.2
101	105	Value of shares issued ($ million)	484	1,136

Upstream

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
6,763	4,922	Profit before interest and tax	14,694	19,896
(15)	(12)	Inventory holding (gains) losses	108	(94)

6,748	4,910	RC profit before interest and tax	14,802	19,802
(461)	(541)	Net (favourable) unfavourable impact of non-operating items and fair value accounting effects	258	(501)

6,287	4,369	Underlying RC profit before interest and tax(a)	15,060	19,301

(a)	See footnote (a) on page 6 for information on underlying RC profit and see page 9 for a reconciliation to segment RC profit before interest and tax by region.

The replacement cost profit before interest and tax for the third quarter and nine months was $4,910 million and $14,802 million respectively, compared with $6,748 million and $19,802 million for the same periods in 2011. The third quarter was impacted by a net non-operating gain of $516 million, primarily due to gains on disposals, compared with a net gain of $500 million in 2011. For the nine months, the net non-operating charge was $157 million, mainly relating to impairment charges offset by gains on disposals, compared with a net gain of $546 million in the same period last year. In the third quarter, fair value accounting effects had a favourable impact of $25 million compared with an unfavourable impact of $39 million in 2011. For the nine months, fair value accounting effects had an unfavourable impact of $101 million compared with an unfavourable impact of $45 million in 2011.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the third quarter and nine months was $4,369 million and $15,060 million respectively, compared with $6,287 million and $19,301 million a year ago. The results in both periods of 2012 were impacted by lower realizations, higher costs (primarily the impact of higher depreciation, depletion and amortization, as well as ongoing sector inflation), and lower production. The persistently low Henry Hub gas price means that our North American gas business is continuing to operate at a loss.

Production for the quarter was 2,259mboe/d, 2.7% lower than the third quarter of 2011. After adjusting for the effect of divestments and entitlement impacts in our production-sharing agreements (PSAs), production increased by 3.4%. This primarily reflected major project start-ups and improved operating performance in Angola, and increased volumes in other areas, partly offset by natural field decline and the seasonal impacts of maintenance activity. For the nine months, production was 2,328mboe/d, 5.3% lower than in the same period last year. After adjusting for the effect of divestments and PSA entitlement impacts, production for the nine months was 1.0% higher than a year ago.

Looking ahead we expect fourth-quarter reported production to be higher than the third quarter as we exit the maintenance season, and see the continuing benefit of our major project start-ups. The extent of the increased production will likely be muted by the timing of Gulf of Mexico and North Sea divestments expected to be completed during the fourth quarter.

We continue to expect full-year production in 2012 to be broadly flat with 2011, after adjusting for divestments, and the impact of entitlement effects in our PSAs.

Reported production for the full year is expected to be lower than 2011 due to the impact of divestments which we estimate at around 120mboe/d. The actual reported production outcome for the year will depend on the exact timing of divestments and project start-ups, OPEC quotas, and entitlement impacts in PSAs.

We continued to make strategic progress. In August, we announced the sale of the Sunray and Hemphill gas processing plants in Texas, together with their associated gas gathering system, to Eagle Rock Energy Partners for $228 million in cash. The transaction closed on 1 October.

In September, we announced the sanction of the Clair Ridge development, west of Shetland, UK. This is the first major project using our proprietary reduced salinity water injection technology (LoSal®).

Also in September, we announced the agreement to sell our interests in the Marlin hub, Horn Mountain, Holstein, Ram Powell and Diana Hoover assets in the deepwater Gulf of Mexico to Plains Exploration and Production Company for $5.55 billion, subject to regulatory approvals, certain pre-emption rights and customary post-closing adjustments. Additionally we announced the agreement to sell our interest in the Draugen field in the Norwegian Sea to AS Norske Shell for $240 million.

In October, we announced the successful start-up of the Devenick gas project in the central North Sea, which will provide an important new source of domestic gas for the UK. We also signed PSAs for three deepwater exploration blocks offshore Uruguay following our successful bids in their second offshore licensing round in March 2012.

Upstream

Third quarter 2011	Third quarter 2012	$ million	Nine months 2012	Nine months 2011
		Underlying RC profit before interest and tax
		By region
1,473	741	US	3,027	4,798
4,814	3,628	Non-US	12,033	14,503

6,287	4,369		15,060	19,301

		Non-operating items
(32)	465	US	(861)	(758)
532	51	Non-US	704	1,304

500	516		(157)	546

		Fair value accounting effects(a)
(9)	(28)	US	(38)	(2)
(30)	53	Non-US	(63)	(43)

(39)	25		(101)	(45)

		RC profit before interest and tax
1,432	1,178	US	2,128	4,038
5,316	3,732	Non-US	12,674	15,764

6,748	4,910		14,802	19,802

		Exploration expense
52	35	US(b)	510	985
48	255	Non-US(c)	656	193

100	290		1,166	1,178

		Production (net of royalties)(d)
		Liquids (mb/d)(e)
388	356	US	387	458
120	95	Europe	112	145
684	697	Rest of World	683	688

1,192	1,148		1,182	1,291

283	289	Of which equity-accounted entities	284	299

		Natural gas (mmcf/d)
1,819	1,545	US	1,670	1,852
214	339	Europe	439	325
4,516	4,559	Rest of World	4,541	4,590

6,549	6,443		6,650	6,767

424	430	Of which equity-accounted entities	414	419

		Total hydrocarbons (mboe/d)(f)
702	622	US	675	778
157	153	Europe	188	201
1,462	1,483	Rest of World	1,466	1,478

2,321	2,259		2,328	2,457

356	363	Of which equity-accounted entities	355	370

		Average realizations(g)
103.53	99.00	Total liquids ($/bbl)	102.79	101.11
4.95	4.77	Natural gas ($/mcf)	4.67	4.56
63.74	60.68	Total hydrocarbons ($/boe)	61.69	61.91

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on page 23.
(b)	Nine months 2012 includes $308 million classified within the ‘other’ category of non-operating items (nine months 2011 $395 million).
(c)	Nine months 2011 includes $44 million classified within the ‘other’ category of non-operating items.
(d)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(e)	Crude oil and natural gas liquids.
(f)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(g)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

Because of rounding, some totals may not agree exactly with the sum of their component parts.

Downstream

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
1,117	3,385	Profit before interest and tax	1,801	7,304
376	(982)	Inventory holding (gains) losses	(278)	(2,394)

1,493	2,403	RC profit before interest and tax	1,523	4,910
173	601	Net (favourable) unfavourable impact of non-operating items and fair value accounting effects	3,534	344

1,666	3,004	Underlying RC profit before interest and tax(a)	5,057	5,254

(a)	See footnote (a) on page 6 for information on underlying RC profit and see page 11 for a reconciliation to segment RC profit before interest and tax by region and by business.

The replacement cost profit before interest and tax for the third quarter and nine months was $2,403 million and $1,523 million respectively, compared with a profit of $1,493 million and $4,910 million for the same periods last year.

The results include net non-operating charges of $315 million for the third quarter, largely reflecting the reassessment of environmental provisions and $3,099 million for the nine months mainly relating to impairments. For the same periods last year there were net non-operating charges of $227 million for the third quarter and $462 million for the nine months (see pages 11 and 22 for further information on non-operating items). Fair value accounting effects had an unfavourable impact of $286 million for the third quarter and $435 million for the nine months, compared with favourable impacts of $54 million and $118 million in the same periods a year ago.

After adjusting for non-operating items and fair value accounting effects, the segment delivered a record quarterly underlying replacement cost profit before interest and tax of $3,004 million for the third quarter, compared with $1,666 million for the same period in 2011. For the nine months, underlying replacement cost profit before interest and tax was $5,057 million compared with $5,254 million a year ago.

Replacement cost profit or loss before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 11.

The fuels business benefited from strong operations in the third quarter, with refining throughputs at the highest level for seven years and some 10% higher than the second quarter. This, coupled with a favourable refining environment, helped us to deliver a record underlying replacement cost profit before interest and tax of $2,713 million in the third quarter and $3,981 million in the nine months, compared with $1,184 million and $3,243 million in the same periods of last year. Compared with the same period a year ago, the third quarter also benefited from the positive impacts of prior month pricing of barrels into our US refining system, partly mitigating the negative impacts seen in the second quarter. For the nine months, compared with the same period last year, the benefits of the stronger refining environment were partially offset by a significantly weaker supply and trading contribution despite a recovery in the third quarter.

During the quarter, we announced the agreement to sell the Carson refinery in California and related assets in the region, including marketing and logistics assets to Tesoro Corporation for $2.5 billion. Completion of the deal is subject to regulatory and other approvals and is expected to occur before mid-2013. In October, we also announced the agreement to sell our Texas City refinery and a portion of its retail and logistics network in the south-east US to Marathon Petroleum Corporation for an estimated $2.5 billion. Completion of the deal is expected in early 2013, subject to regulatory and other approvals. See Note 3 on page 31 for further details of these agreements.

Looking ahead to the fourth quarter, we expect refining margins to decline from the unusually high levels seen in the third quarter. As indicated in our second-quarter announcement, we will imminently commence a planned transitional outage to replace the largest of three crude units at the Whiting refinery, which temporarily reduces the refinery’s crude capacity by more than 50%. This is part of our major project to enable the refinery to process significantly more Canadian heavy crude. It is expected that the work will be completed by mid-year 2013, in time for the start-up of the whole project in the second half of 2013. In addition, we expect to carry out major turnarounds at two of our refineries in the fourth quarter.

The lubricants business delivered an underlying replacement cost profit before interest and tax of $311 million in the third quarter and $956 million in the nine months, compared with $247 million and $987 million in the same periods last year, reflecting continued robust performance despite a difficult marketing environment.

The petrochemicals business delivered an underlying replacement cost loss before interest and tax of $20 million in the third quarter and a profit of $120 million in the nine months, compared with a profit of $235 million and $1,024 million in the same periods last year. This reflected continued weakness in margins globally resulting from recent capacity additions in Asia, high feedstock prices for aromatics production and lower demand.

Looking ahead, we expect petrochemicals margins to remain depressed in the fourth quarter.

In September, we announced that we had agreed to sell all of our purified terephthalic acid interest in BP Chemicals (Malaysia) Sdn Bhd, to Reliance Global Holdings Pte. Ltd. for $230 million and the sale was completed in October 2012.

Downstream

Third quarter 2011	Third quarter 2012	$ million	Nine months 2012	Nine months 2011
		Underlying RC profit before interest and tax - by region
927	1,723	US	2,462	1,782
739	1,281	Non-US	2,595	3,472

1,666	3,004		5,057	5,254

		Non-operating items
(184)	(229)	US	(2,750)	(439)
(43)	(86)	Non-US	(349)	(23)

(227)	(315)		(3,099)	(462)

		Fair value accounting effects(a)
18	(388)	US	(432)	41
36	102	Non-US	(3)	77

54	(286)		(435)	118

		RC profit (loss) before interest and tax
761	1,106	US	(720)	1,384
732	1,297	Non-US	2,243	3,526

1,493	2,403		1,523	4,910

		Underlying RC profit before interest and tax - by business(b)(c)
1,184	2,713	Fuels	3,981	3,243
247	311	Lubricants	956	987
235	(20)	Petrochemicals	120	1,024

1,666	3,004		5,057	5,254

		Non-operating items and fair value accounting effects(a)
(190)	(592)	Fuels	(3,523)	(434)
16	(8)	Lubricants	(10)	89
1	(1)	Petrochemicals	(1)	1

(173)	(601)		(3,534)	(344)

		RC profit (loss) before interest and tax(b)(c)
994	2,121	Fuels	458	2,809
263	303	Lubricants	946	1,076
236	(21)	Petrochemicals	119	1,025

1,493	2,403		1,523	4,910

12.51	19.50	BP Average refining marker margin (RMM) ($/bbl)(d)	15.65	12.49

		Refinery throughputs (mb/d)
1,371	1,403	US	1,306	1,252
776	791	Europe	757	764
283	318	Rest of World	292	302

2,430	2,512		2,355	2,318

95.3	95.0	Refining availability (%)(e)	94.8	94.7

		Marketing sales volumes (mb/d)(f)
1,411	1,432	US	1,397	1,398
1,353	1,268	Europe	1,254	1,306
592	571	Rest of World	583	605

3,356	3,271		3,234	3,309
2,358	2,393	Trading/supply sales	2,447	2,448

5,714	5,664	Total refined product sales	5,681	5,757

		Petrochemicals production (kte)
1,127	900	US	3,088	3,028
955	993	Europe(c)	3,002	2,990
1,504	1,686	Rest of World	5,253	5,268

3,586	3,579		11,343	11,286

(a)	Fair value accounting effects represent the favourable (unfavourable) impact relative to management’s measure of performance. For Downstream, these arise solely in the fuels business. Further information is provided on page 23.
(b)	Segment-level overhead expenses are included in the fuels business result.
(c)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(d)	The RMM is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. They may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate. The quarterly regional marker margins can be found on bp.com and are updated weekly.
(e)	Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.
(f)	Marketing sales do not include volumes relating to crude oil.

TNK-BP(a)

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
1,558	1,818	Profit before interest and tax	4,151	4,503
(36)	(20)	Finance costs	(83)	(105)
(486)	(310)	Taxation	(934)	(970)
(108)	(141)	Minority interest	(334)	(251)

928	1,347	Net income (BP share)(b)	2,800	3,177
11	(65)	Inventory holding (gains) losses, net of tax	(2)	(30)

939	1,282	Net income on a RC basis	2,798	3,147
—	12	Net charge (credit) for non-operating items(c), net of tax	105	—

939	1,294	Net income on an underlying RC basis(d)	2,903	3,147

		Cash flow
425	—	Dividends received	690	2,059

		Production (net of royalties) (BP share)
883	876	Crude oil (mb/d)	879	866
664	728	Natural gas (mmcf/d)	773	686
998	1,002	Total hydrocarbons (mboe/d)(e)	1,012	985

Balance sheet	30 September 2012	31 December 2011
Investments in associates	12,126	10,013

(a)	All amounts shown relate to BP’s 50% share in TNK-BP.
(b)	TNK-BP is an associate accounted for using the equity method and therefore BP’s share of TNK-BP’s earnings after interest and tax is included in the group income statement within BP’s profit before interest and tax.
(c)	Disclosure of non-operating items for TNK-BP began in the first quarter of 2012.
(d)	See footnote (a) on page 6 for information on underlying RC profit.
(e)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

The net income on a replacement cost basis from BP’s investment in TNK-BP for the third quarter and nine months was $1,282 million and $2,798 million respectively, compared with $939 million and $3,147 million for the same periods a year ago.

The third quarter included a net charge for non-operating items of $12 million, relating to environmental provisions partly offset by gains on disposal. The net non-operating charge of $105 million for the nine months also included an impairment charge relating to the Lisichansk refinery in the Ukraine. Prior to 2012, non-operating items relating to BP’s investment in TNK-BP were not identified or disclosed.

After adjusting for non-operating items, the net income on an underlying replacement cost basis from BP’s investment in TNK-BP for the third quarter and nine months was $1,294 million and $2,903 million respectively, compared with $939 million and $3,147 million for the same periods in 2011. The primary factors impacting the third-quarter result, compared with the same period last year, were positive foreign exchange effects and the impact of the tax reference price lag on Russian export duties in the rising price environment. For the nine months, the reduction was driven by the negative impact of export duty lag and lower realizations, partially offset by positive foreign exchange effects.

Total hydrocarbon production for the third quarter was 1,002mboe/d, slightly higher than the same period in 2011, and 1,012mboe/d for the nine months, 3% higher than a year ago. After adjusting for the effect of the acquisition of BP’s upstream interests in Vietnam and Venezuela, production for the third quarter was slightly lower than the same period in 2011, and for the nine months was 1% higher than a year ago, with the ramp-up of recent new developments offsetting a decline in mature fields.

On 20 August, TNK-BP announced that it sold OJSC Novosibirskneftegaz and OJSC Severnoeneftegaz as part of its strategy to optimize the asset portfolio and reduce costs.

TNK-BP

Agreement in principle with Rosneft

On 22 October 2012, BP announced that it had signed heads of terms for a proposed transaction to sell its 50% share in TNK-BP to Rosneft. The proposed transaction consists of two tranches:

(i)	BP would sell its 50% shareholding in TNK-BP to Rosneft for cash consideration of $17.1 billion and Rosneft shares representing a 12.84% stake in Rosneft; and

(ii)	BP intends to use $4.8 billion of the cash consideration to acquire a further 5.66% stake in Rosneft from the Russian government. BP would acquire the Rosneft shares from the Russian government at a price of $8 per share (representing a premium of 12% to the Rosneft share closing price on the bid date, 18 October 2012).

Signing of the definitive agreements is conditional on the Russian government agreeing to the sale of the 5.66% stake in Rosneft and it is intended that the TNK-BP sale and this further investment in Rosneft would complete on the same day. Therefore, on completion of the proposed transaction, BP would acquire a total 18.5% stake in Rosneft and net $12.3 billion in cash. This would result in BP holding 19.75% of Rosneft stock, when aggregated with BP’s 1.25% current holding in Rosneft. At this level of ownership, BP expects to be able to account for its share of Rosneft’s earnings, production and reserves on an equity basis. In addition, BP expects to have two seats on Rosneft’s nine-person main board.

In accordance with the heads of terms, BP and Rosneft have an exclusivity period of 90 days to negotiate fully termed sale and purchase agreements. After signing definitive agreements, completion would be subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals, and is currently anticipated to occur during the first half of 2013. In addition, BP will agree not to dispose of any of the Rosneft shares acquired in the transaction for at least 360 days following the completion of the transaction.

Following this agreement, BP’s investment in TNK-BP meets the criteria to be classified as an asset held for sale. Consequently, BP will cease equity accounting for its share of TNK-BP’s earnings from the date of the announcement. BP will continue to report its share of TNK-BP’s production and reserves until the transaction closes.

Other businesses and corporate

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
(330)	(1,097)	Profit (loss) before interest and tax	(2,291)	(1,391)
—	—	Inventory holding (gains) losses	—	(15)

(330)	(1,097)	RC profit (loss) before interest and tax	(2,291)	(1,406)
(76)	523	Net charge (credit) for non-operating items	741	368

(406)	(574)	Underlying RC profit (loss) before interest and tax(a)	(1,550)	(1,038)

		By region
		Underlying RC profit (loss) before interest and tax(a)
(182)	(218)	US	(568)	(527)
(224)	(356)	Non-US	(982)	(511)

(406)	(574)		(1,550)	(1,038)

		Non-operating items
(112)	(494)	US	(728)	(123)
188	(29)	Non-US	(13)	(245)

76	(523)		(741)	(368)

		RC profit (loss) before interest and tax
(294)	(712)	US	(1,296)	(650)
(36)	(385)	Non-US	(995)	(756)

(330)	(1,097)		(2,291)	(1,406)

(a)	See footnote (a) on page 6 for information on underlying RC profit or loss.

Other businesses and corporate comprises the Alternative Energy business, Shipping, Treasury (which includes interest income on the group’s cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the third quarter and nine months was $1,097 million and $2,291 million respectively, compared with $330 million and $1,406 million for the same periods last year.

The third-quarter result included a net non-operating charge of $523 million, primarily asset impairments and environmental provisions, compared with a net non-operating gain of $76 million a year ago. For the nine months the net non-operating charge was $741 million, compared with a net charge of $368 million a year ago.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the third quarter and nine months was $574 million and $1,550 million respectively, compared with $406 million and $1,038 million for the same periods last year. The third quarter was impacted by increased corporate costs, while the movement for the nine months was primarily due to foreign exchange effects, increased corporate costs and the sale of our aluminium business in 2011.

In Alternative Energy, net wind generation capacity(b) at the end of the third quarter was 1,274MW (1,988MW gross), compared with 774MW (1,362MW gross) at the end of the same period a year ago. BP’s net share of wind generation from our 13 US wind farms for the third quarter was 628GWh (964GWh gross), compared with 420GWh (763GWh gross) in the same period a year ago. For the nine months, BP’s net share was 2,572GWh (4,061GWh gross), compared with 1,669GWh (2,997GWh gross) a year ago.

In our biofuels business, BP’s net share of ethanol-equivalent(c) production for the third quarter was 206 million litres (BP interest 100%) compared with 183 million litres (228 million litres gross) in the same period a year ago(d). For the nine months, BP’s net share of ethanol-equivalent production was 304 million litres (BP interest 100%) compared with 278 million litres (353 million litres gross) a year ago.

(b)	Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership. Capacity figures include 32MW in the Netherlands managed by our Downstream segment.
(c)	Ethanol-equivalent production includes ethanol and sugar.
(d)	BP acquired the remaining 50% of Tropical Bioenergia on 22 November 2011.

Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains forward-looking statements, particularly those regarding BP’s expectations for delivering more than 50% growth in net cash provided by operating activities by 2014; the expected level of 2012 full-year organic capital expenditure; the expected quarterly dividend payment; the expected terms of and timing of the execution of definitive agreements in respect of BP’s proposed transaction with Rosneft concerning the sale of BP’s stake in TNK-BP to Rosneft and the related acquisition by BP of shares in Rosneft (the Rosneft transaction); the expected timing of completion of the Rosneft transaction; the expected level of BP’s holding of Rosneft stock following completion of the Rosneft transaction; expectations regarding the accounting treatment of BP’s expected share of Rosneft’s earnings and the reporting of production and reserves; prospects for BP’s level of representation on Rosneft’s board of directors; BP’s intentions to retain Rosneft shares received in the Rosneft transaction for at least 360 days following the completion of the transaction; BP’s intentions to continue to patrol and maintain certain shoreline segments impacted by the Gulf of Mexico oil spill; the expected timing of the fairness hearing in connection with the final approval of the settlement agreements with the Plaintiffs’ Steering Committee (PSC); the source of funding for BP’s $1-billion commitment to early restoration projects, and the prospects for these early restoration projects; the expected quantum of funds remaining in the $20-billion Trust fund in subsequent periods; the expected level of reported production in the fourth quarter of 2012, and the expected level of full-year reported production in 2012; the expected level of full-year production (as adjusted for divestments and the impact of entitlement effects in BP’s PSAs) in 2012; the timing of and prospects for the completion of planned and announced divestments, including the disposals of the Carson refinery and the Texas City refinery; the expected level of refining margins in the fourth quarter of 2012; the expected level of refinery turnarounds in the fourth quarter of 2012; the timing of and prospects for upgrades to the Whiting refinery; the expected level of petrochemicals margins in the fourth quarter of 2012 and the prospects for and expected timing of certain investigations, claims, hearings, settlements and litigation outcomes. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing of divestments; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed under “Principal risks and uncertainties” in our Form 6-K for the period ended 30 June 2012 and under “Risk factors” in our Annual Report and Form 20-F 2011 as filed with the US Securities and Exchange Commission.

Group income statement

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
95,383	90,591	Sales and other operating revenues (Note 4)	277,972	282,076
300	235	Earnings from jointly controlled entities – after interest and tax	613	1,093
1,108	1,548	Earnings from associates – after interest and tax	3,353	3,772
151	137	Interest and other income	488	426
790	610	Gains on sale of businesses and fixed assets	2,285	2,753

97,732	93,121	Total revenues and other income	284,711	290,120
73,825	68,148	Purchases	215,313	213,827
7,809	7,093	Production and manufacturing expenses(a)	21,703	20,517
2,021	1,912	Production and similar taxes (Note 5)	6,085	6,208
2,647	3,200	Depreciation, depletion and amortization	9,285	8,153
211	486	Impairment and losses on sale of businesses and fixed assets	5,447	1,653
100	290	Exploration expense	1,166	1,178
3,693	3,627	Distribution and administration expenses	9,968	10,048
(298)	(72)	Fair value (gain) loss on embedded derivatives	(243)	98

7,724	8,437	Profit before interest and taxation	15,987	28,438
298	256	Finance costs(a)	806	920
(64)	(58)	Net finance income relating to pensions and other post-retirement benefits	(166)	(198)

7,490	8,239	Profit before taxation	15,347	27,716
2,270	2,739	Taxation(a)	5,211	9,393

5,220	5,500	Profit for the period	10,136	18,323

		Attributable to
5,043	5,434	BP shareholders	9,964	18,015
177	66	Minority interest	172	308

5,220	5,500		10,136	18,323

		Earnings per share – cents (Note 6)
		Profit for the period attributable to
		BP shareholders
26.62	28.54	Basic	52.40	95.39
26.28	28.39	Diluted	52.05	94.22

(a)	See Note 2 on pages 25 – 30 for further details of the impact of the Gulf of Mexico oil spill on the income statement line items.

Group statement of comprehensive income

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
5,220	5,500	Profit for the period	10,136	18,323

(1,483)	747	Currency translation differences	295	(425)
6	12	Exchange losses on translation of foreign operations transferred to gain or loss on sales of businesses and fixed assets	—	19
—	192	Actuarial gain (loss) relating to pensions and other post-retirement benefits	(689)	—
(338)	61	Available-for-sale investments marked to market	16	(167)
2	—	Available-for-sale investments – recycled to the income statement	—	(3)
(125)	48	Cash flow hedges marked to market	27	68
(70)	29	Cash flow hedges – recycled to the income statement	59	(198)
(4)	3	Cash flow hedges – recycled to the balance sheet	12	(7)
—	73	Share of equity-accounted entities’ other comprehensive income, net of tax	(58)	—
6	56	Taxation	273	58

(2,006)	1,221	Other comprehensive income (expense)	(65)	(655)

3,214	6,721	Total comprehensive income	10,071	17,668

		Attributable to
3,049	6,644	BP shareholders	9,893	17,362
165	77	Minority interest	178	306

3,214	6,721		10,071	17,668

Group statement of changes in equity

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 1 January 2012	111,465	1,017	112,482

Total comprehensive income	9,893	178	10,071
Dividends	(4,077)	(72)	(4,149)
Share-based payments (net of tax)	338	—	338
Transactions involving minority interests	—	31	31

At 30 September 2012	117,619	1,154	118,773

	BP shareholders’ equity	Minority interest	Total equity
$ million
At 1 January 2011	94,987	904	95,891

Total comprehensive income	17,362	306	17,668
Dividends	(2,828)	(182)	(3,010)
Share-based payments (net of tax)	161	—	161
Transactions involving minority interests	(42)	(9)	(51)

At 30 September 2011	109,640	1,019	110,659

Group balance sheet

	30 September 2012	31 December 2011
$ million
Non-current assets
Property, plant and equipment	119,687	119,214
Goodwill	11,984	12,100
Intangible assets	23,184	21,102
Investments in jointly controlled entities	15,920	15,518
Investments in associates	15,273	13,291
Other investments	1,831	2,117

Fixed assets	187,879	183,342
Loans	696	884
Trade and other receivables	7,213	4,337
Derivative financial instruments	4,766	5,038
Prepayments	1,374	1,255
Deferred tax assets	519	611
Defined benefit pension plan surpluses	25	17

	202,472	195,484

Current assets
Loans	235	244
Inventories	28,300	25,661
Trade and other receivables	41,288	43,526
Derivative financial instruments	3,231	3,857
Prepayments	1,455	1,286
Current tax receivable	393	235
Other investments	318	288
Cash and cash equivalents	16,041	14,067

	91,261	89,164
Assets classified as held for sale (Note 3)	8,525	8,420

	99,786	97,584

Total assets	302,258	293,068

Current liabilities
Trade and other payables	48,829	52,405
Derivative financial instruments	3,063	3,220
Accruals	7,246	5,932
Finance debt	7,679	9,044
Current tax payable	2,167	1,941
Provisions	8,111	11,238

	77,095	83,780
Liabilities directly associated with assets classified as held for sale (Note 3)	2,559	538

	79,654	84,318

Non-current liabilities
Other payables	2,473	3,437
Derivative financial instruments	3,119	3,773
Accruals	493	389
Finance debt	41,398	35,169
Deferred tax liabilities	14,614	15,078
Provisions	29,504	26,404
Defined benefit pension plan and other post-retirement benefit plan deficits	12,230	12,018

	103,831	96,268

Total liabilities	183,485	180,586

Net assets	118,773	112,482

Equity
BP shareholders’ equity	117,619	111,465
Minority interest	1,154	1,017

	118,773	112,482

Condensed group cash flow statement

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Operating activities
7,490	8,239	Profit before taxation	15,347	27,716
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
2,674	3,318	Depreciation, depletion and amortization and exploration expenditure written off	9,875	9,076
(579)	(124)	Impairment and (gain) loss on sale of businesses and fixed assets	3,162	(1,100)
(687)	(1,306)	Earnings from equity-accounted entities, less dividends received	(2,054)	(1,695)
15	(33)	Net charge for interest and other finance expense, less net interest paid	(201)	(55)
128	132	Share-based payments	265	117
(106)	(53)	Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(423)	(704)
555	971	Net charge for provisions, less payments	1,401	764
(372)	(2,909)	Movements in inventories and other current and non-current assets and liabilities(a)	(8,120)	(11,478)
(2,226)	(1,948)	Income taxes paid	(5,195)	(5,497)

6,892	6,287	Net cash provided by operating activities	14,057	17,144

		Investing activities
(4,146)	(5,742)	Capital expenditure	(16,132)	(12,040)
(2,005)	—	Acquisitions, net of cash acquired	(116)	(7,891)
(171)	(380)	Investment in jointly controlled entities	(1,073)	(495)
(6)	(3)	Investment in associates	(37)	(36)
447	1,400	Proceeds from disposal of fixed assets	3,188	2,104
1,627	(4)	Proceeds from disposal of businesses, net of cash disposed	1,443	2,589
63	57	Proceeds from loan repayments	264	214

(4,191)	(4,672)	Net cash used in investing activities	(12,463)	(15,555)

		Financing activities
14	23	Net issue of shares	61	44
391	1,206	Proceeds from long-term financing	8,056	8,004
(1,863)	(556)	Repayments of long-term financing	(3,585)	(7,587)
(145)	83	Net increase (decrease) in short-term debt	2	647
(1,225)	(1,418)	Dividends paid – BP shareholders	(4,077)	(2,828)
(80)	(20)	Dividends paid – Minority interest	(72)	(182)

(2,908)	(682)	Net cash provided by (used in) financing activities	385	(1,902)

(545)	227	Currency translation differences relating to cash and cash equivalents	(5)	(246)

(752)	1,160	Increase (decrease) in cash and cash equivalents	1,974	(559)

18,749	14,881	Cash and cash equivalents at beginning of period	14,067	18,556
17,997	16,041	Cash and cash equivalents at end of period	16,041	17,997

(a)	Includes

315	(979)	Inventory holding (gains) losses	(203)	(2,469)
(298)	(72)	Fair value (gain) loss on embedded derivatives	(243)	98
(1,523)	(2,017)	Movements related to Gulf of Mexico oil spill response	(5,317)	(7,299)

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation. A minor amendment has been made to comparative periods. See Note 2 for further information on the cash flow impacts of the Gulf of Mexico oil spill.

Capital expenditure and acquisitions

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		By business
		Upstream
1,003	1,747	US(a)	4,542	3,027
9,309	2,870	Non-US(b)(c)	8,340	16,859

10,312	4,617		12,882	19,886

		Downstream
729	921	US	2,485	1,877
356	360	Non-US	940	884

1,085	1,281		3,425	2,761

		Other businesses and corporate
198	127	US	538	454
63	100	Non-US(d)	359	772

261	227		897	1,226

11,658	6,125		17,204	23,873

		By geographical area
1,930	2,795	US(a)	7,565	5,358
9,728	3,330	Non-US(b)(c)(d)	9,639	18,515

11,658	6,125		17,204	23,873

		Included above:
6,987	(19)	Acquisitions and asset exchanges(b)(c)(d)	155	11,001

(a)	Third quarter and nine months 2012 include $200 million and $511 million, respectively, associated with deepening our natural gas asset base.
(b)	Nine months 2011 includes capital expenditure of $3,236 million in Brazil as part of the transaction with Devon Energy.
(c)	Third quarter and nine months 2011 include $6,957 million relating to the acquisition from Reliance Industries of interests in 21 oil and gas production sharing agreements in India.
(d)	Nine months 2011 includes capital expenditure of $680 million in Brazil relating to the acquisition of CNAA.

Exchange rates

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
1.61	1.58	US dollar/sterling average rate for the period	1.58	1.61
1.57	1.62	US dollar/sterling period-end rate	1.62	1.57
1.41	1.25	US dollar/euro average rate for the period	1.28	1.40
1.36	1.29	US dollar/euro period-end rate	1.29	1.36

Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		By business
6,748	4,910	Upstream	14,802	19,802
1,493	2,403	Downstream	1,523	4,910
939	1,282	TNK-BP(b)	2,798	3,147
(330)	(1,097)	Other businesses and corporate	(2,291)	(1,406)

8,850	7,498		16,832	26,453
(541)	(56)	Gulf of Mexico oil spill response	(869)	(308)
(213)	(64)	Consolidation adjustment - unrealized profit in inventory	(148)	(240)

8,096	7,378	RC profit before interest and tax(c)	15,815	25,905
		Inventory holding gains (losses)(d)
15	12	Upstream	(108)	94
(376)	982	Downstream	278	2,394
(11)	65	TNK-BP (net of tax)	2	30
—	—	Other businesses and corporate	—	15

7,724	8,437	Profit before interest and tax	15,987	28,438
298	256	Finance costs	806	920
(64)	(58)	Net finance income relating to pensions and other post-retirement benefits	(166)	(198)

7,490	8,239	Profit before taxation	15,347	27,716

		RC profit (loss) before interest and tax
		By geographical area
1,141	1,422	US	(889)	4,315
6,955	5,956	Non-US	16,704	21,590

8,096	7,378		15,815	25,905

(a)	IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, both RC profit or loss before interest and tax and underlying RC profit or loss before interest and tax (see page 6 for further information) are provided regularly to the chief operating decision maker. In such cases IFRS requires that the measure of profit disclosed for each operating segment is the measure that is closest to IFRS, which for BP is RC profit or loss before interest and tax. In addition, a reconciliation is required between the total of the operating segments’ measures of profit or loss and the group profit or loss before taxation.
(b)	Net of finance costs, taxation and minority interest.
(c)	RC profit or loss reflects the replacement cost of supplies. The RC profit or loss for the period is arrived at by excluding from profit or loss inventory holding gains and losses and their associated tax effect. RC profit or loss for the group is not a recognized GAAP measure.
(d)	Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies acquired during the period and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historic cost of purchase, or manufacture, rather than its RC. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge (to the income statement) for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen if an average cost of supplies was used for the period. For this purpose, the average cost of supplies during the period is principally calculated on a monthly basis by dividing the total cost of inventory acquired in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this information.

Non-operating items(a)

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Upstream
321	492	Impairment and gain (loss) on sale of businesses and fixed assets(b)	(35)	1,007
(25)	(48)	Environmental and other provisions	(48)	(25)
1	—	Restructuring, integration and rationalization costs	—	1
211	73	Fair value gain (loss) on embedded derivatives	244	25
(8)	(1)	Other	(318)	(462)

500	516		(157)	546

		Downstream
(16)	(115)	Impairment and gain (loss) on sale of businesses and fixed assets(c)	(2,853)	(220)
(193)	(171)	Environmental and other provisions	(171)	(194)
(12)	(21)	Restructuring, integration and rationalization costs	(45)	(17)
—	—	Fair value gain (loss) on embedded derivatives	—	—
(6)	(8)	Other	(30)	(31)

(227)	(315)		(3,099)	(462)

		TNK-BP (net of tax)(d)
—	38	Impairment and gain (loss) on sale of businesses and fixed assets	(55)	—
—	(50)	Environmental and other provisions	(50)	—
—	—	Restructuring, integration and rationalization costs	—	—
—	—	Fair value gain (loss) on embedded derivatives	—	—
—	—	Other	—	—

—	(12)		(105)	—

		Other businesses and corporate
274	(253)	Impairment and gain (loss) on sale of businesses and fixed assets	(274)	313
(135)	(246)	Environmental and other provisions	(261)	(147)
(18)	—	Restructuring, integration and rationalization costs	(1)	(15)
87	(1)	Fair value gain (loss) on embedded derivatives(e)	(1)	(123)
(132)	(23)	Other(f)	(204)	(396)

76	(523)		(741)	(368)

(541)	(56)	Gulf of Mexico oil spill response	(869)	(308)

(192)	(390)	Total before interest and taxation	(4,971)	(592)
(14)	(3)	Finance costs(g)	(13)	(45)

(206)	(393)	Total before taxation	(4,984)	(637)
9	72	Taxation credit (charge)(h)	1,509	213

(197)	(321)	Total after taxation for period	(3,475)	(424)

(a)	Non-operating items are charges and credits arising in consolidated entities and in TNK-BP that are included in the financial statements and that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. An analysis of non-operating items by region is shown on pages 9, 11 and 14.
(b)	Nine months 2012 includes net impairment charges recognized in the second quarter 2012 of $2,113 million, primarily relating to our US shale gas assets and the decision to suspend the Liberty project in Alaska.
(c)	Nine months 2012 includes impairment charges recognized in the second quarter 2012 of $2,665 million in the fuels business, mainly relating to certain refineries in our global portfolio, predominantly in the US.
(d)	Non-operating items for TNK-BP are reported in the group income statement within earnings from associates – after interest and tax.
(e)	Nine months 2011 includes a loss on an embedded derivative arising from a financing arrangement.
(f)	Third quarter and nine months 2012 include $20 million and $191 million respectively relating to our exit from the solar business (third quarter 2011 $137 million, nine months 2011 $398 million).
(g)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 on pages 25 – 30 for further details.
(h)	For the Gulf of Mexico oil spill and certain impairment losses in the second quarter 2012, tax is based on US statutory tax rates. For other items, with the exception of TNK-BP items (which are reported net of tax), tax is calculated using the group’s discrete quarterly effective tax rate (adjusted for the Gulf of Mexico oil spill, certain impairment losses in the second quarter 2012, equity-accounted earnings from the first quarter 2012 onwards and the deferred tax adjustments relating to changes to the taxation of UK oil and gas production ($683 million for the first quarter 2011 and $256 million for the third quarter 2012).

Non-GAAP information on fair value accounting effects

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Favourable (unfavourable) impact relative to management’s measure of performance
(39)	25	Upstream	(101)	(45)
54	(286)	Downstream	(435)	118

15	(261)		(536)	73
(5)	99	Taxation credit (charge)(a)	211	(27)

10	(162)		(325)	46

(a)	Tax is calculated using the group’s discrete quarterly effective tax rate (adjusted for the Gulf of Mexico oil spill, certain impairment losses in the second quarter 2012, equity-accounted earnings from the first quarter 2012 onwards and the deferred tax adjustments relating to changes to the taxation of UK oil and gas production ($683 million for the first quarter 2011 and $256 million for the third quarter 2012).

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historic cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading be recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, capacity, oil and gas processing and LNG contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Upstream
6,787	4,885	Replacement cost profit before interest and tax adjusted for fair value accounting effects	14,903	19,847
(39)	25	Impact of fair value accounting effects	(101)	(45)

6,748	4,910	Replacement cost profit before interest and tax	14,802	19,802

		Downstream
1,439	2,689	Replacement cost profit before interest and tax adjusted for fair value accounting effects	1,958	4,792
54	(286)	Impact of fair value accounting effects	(435)	118

1,493	2,403	Replacement cost profit before interest and tax	1,523	4,910

		Total group
7,709	8,698	Profit before interest and tax adjusted for fair value accounting effects	16,523	28,365
15	(261)	Impact of fair value accounting effects	(536)	73

7,724	8,437	Profit before interest and tax	15,987	28,438

Realizations and marker prices

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		Average realizations(a)
		Liquids ($/bbl)(b)
100.04	90.62	US	97.05	95.46
104.34	108.74	Europe	110.25	107.03
106.83	104.39	Rest of World	106.25	105.52
103.53	99.00	BP Average	102.79	101.11

		Natural gas ($/mcf)
3.48	2.54	US	2.22	3.43
8.14	8.46	Europe	8.44	7.57
5.42	5.31	Rest of World	5.25	4.82
4.95	4.77	BP Average	4.67	4.56

		Total hydrocarbons ($/boe)
65.42	59.36	US	61.29	64.58
91.41	86.88	Europe	85.48	89.54
58.52	57.64	Rest of World	57.84	54.94
63.74	60.68	BP Average	61.69	61.91

		Average oil marker prices ($/bbl)
113.41	109.50	Brent	112.21	111.89
89.48	92.10	West Texas Intermediate	96.13	95.37
111.55	109.04	Alaska North Slope	112.42	110.05
109.54	104.17	Mars	107.87	107.76
111.52	108.69	Urals (NWE – cif)	110.71	109.22
49.12	55.24	Russian domestic oil	53.86	49.52

		Average natural gas marker prices
4.20	2.80	Henry Hub gas price ($/mmBtu)(c)	2.58	4.21
54.28	56.79	UK Gas – National Balancing Point (p/therm)	57.86	56.19

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	Henry Hub First of Month Index.

Notes

1.	Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2011 included in the BP Annual Report and Form 20-F 2011.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2012, which do not differ significantly from those used in the BP Annual Report and Form 20-F 2011.

Segmental reporting

For the purposes of segmental reporting, the group’s operating segments are established on the basis of those components of the group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. With effect from 1 January 2012, the former Exploration and Production segment was separated to form two new operating segments, Upstream and TNK-BP, reflecting the way in which our investment in TNK-BP is managed. In addition, we began reporting the Refining and Marketing segment as Downstream.

2.	Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur various costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2011 – Financial statements – Note 2, Note 36 and Note 43 and Group results second quarter and half year 2012 – Note 2 and Legal proceedings on pages 34 – 42 herein.

The group income statement includes a pre-tax charge of $59 million for the third quarter in relation to the Gulf of Mexico oil spill and a pre-tax charge of $882 million for the nine months of 2012. The charge for the third quarter includes ongoing costs of the Gulf Coast Restoration Organization and adjustments to provisions. The charge for the nine months also reflects a credit relating to certain claims administration costs now expected to be paid from the Deepwater Horizon Oil Spill Trust. The cumulative pre-tax income statement charge since the incident amounts to $38,075 million.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably, namely any obligation in relation to Natural Resource Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration agreements referred to below) and other potential litigation, fines, or penalties, other than as described under Provisions below.

The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors, as discussed under Contingent liabilities below, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results of operations and cash flows. The risks associated with the incident could also heighten the impact of the other risks to which the group is exposed as further described under Principal risks and uncertainties on pages 32 – 38 of Group results second quarter and half year 2012.

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented, as described on pages 4 – 5. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Income statement
541	56	Production and manufacturing expenses	869	308

(541)	(56)	Profit (loss) before interest and taxation	(869)	(308)
14	3	Finance costs	13	45

(555)	(59)	Profit (loss) before taxation	(882)	(353)
115	(51)	Taxation	25	82

(440)	(110)	Profit (loss) for the period	(857)	(271)

Notes

2.	Gulf of Mexico oil spill (continued)

	30 September 2012		31 December 2011
	Total	Of which: amount related to the trust fund	Total	Of which: amount related to the trust fund
$ million

Balance sheet
Current assets
Trade and other receivables	4,913	4,886	8,487	8,233
Current liabilities
Trade and other payables	(1,118)	(881)	(5,425)	(4,872)
Provisions	(6,181)	—	(9,437)	—

Net current assets (liabilities)	(2,386)	4,005	(6,375)	3,361

Non-current assets
Other receivables	4,754	4,754	1,642	1,642
Non-current liabilities
Provisions	(8,909)	—	(5,896)	—
Deferred tax	5,841	—	7,775	—

Net non-current assets (liabilities)	1,686	4,754	3,521	1,642

Net assets (liabilities)	(700)	8,759	(2,854)	5,003

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Cash flow statement - Operating activities
(555)	(59)	Profit (loss) before taxation	(882)	(353)
		Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
14	3	Net charge for interest and other finance expense, less net interest paid	13	45
244	546	Net charge for provisions, less payments	1,216	356
(1,523)	(2,017)	Movements in inventories and other current and non-current assets and liabilities	(5,317)	(7,299)

(1,820)	(1,527)	Pre-tax cash flows	(4,970)	(7,251)

Net cash used in operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to $134 million and $3,011 million in the third quarter and nine months of 2012 respectively. For the third quarter and nine months of 2011 the amounts were $929 million and $5,635 million respectively.

Trust fund

In 2010, BP established the Deepwater Horizon Oil Spill Trust (the Trust) to be funded in the amount of $20 billion over the period to the fourth quarter of 2013, which is available to satisfy legitimate individual and business claims administered by the Gulf Coast Claims Facility (GCCF), state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. The Trust is available to satisfy claims processed through the transitional court-supervised claims facility, to fund the qualified settlement funds established under the terms of the proposed settlement agreement with the PSC, and the separate BP claims programme – see below for further information.

BP’s cumulative contributions to the fund to 30 September 2012 amount to $19,140 million, including $5,390 million received from co-owners and other third parties. As a result of these accelerated contributions, it is now expected that the $20-billion commitment will have been paid in full by the end of 2012. The income statement charge for 2010 included $20 billion in relation to the trust fund, adjusted to take account of the time value of money. Fines and penalties are not covered by the trust fund.

Notes

2.	Gulf of Mexico oil spill (continued)

The table below shows movements in the funding obligation during the period to 30 September 2012. This liability is recognized within current other payables on the balance sheet and includes amounts reimbursable to the Trust for administrative costs incurred.

	Third quarter 2012	Nine months 2012
$ million
Opening balance	2,128	4,872
Unwinding of discount	3	12
Contributions	(1,250)	(4,000)
Other	—	(3)

At 30 September 2012	881	881

An asset has been recognized representing BP’s right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. We use the term ‘reimbursement asset’ to describe this asset. BP will not actually receive any reimbursements from the trust fund, instead payments will be made directly from the trust fund, and BP will be released from its corresponding obligation. The reimbursement asset is recorded within other receivables on the balance sheet apportioned between current and non-current elements. The table below shows movements in the reimbursement asset during the period to 30 September 2012. The amount of the reimbursement asset at 30 September 2012 is equal to the amount of provisions recognized at that date that will be covered by the trust fund – see below.

	Third quarter 2012	Nine months 2012
$ million
Opening balance	9,290	9,875
Increase in provision for items covered by the trust funds	728	1,225
Amounts paid directly by the trust funds	(378)	(1,460)

At 30 September 2012	9,640	9,640

Of which – current	4,886	4,886
– non-current	4,754	4,754

As noted above, the obligation to fund the $20-billion trust fund was recognized in full. Any increases in the provision that will be covered by the trust fund (up to the amount of $20 billion) have no net income statement effect as a reimbursement asset is also recognized, as described above. As at 30 September 2012, the cumulative charges for provisions, and the associated reimbursement asset recognized, amounted to $17,830 million. Thus, a further $2,170 million could be provided in subsequent periods for items covered by the trust fund with no net impact on the income statement. Future increases in amounts provided could arise from adjustments to existing provisions, or from the initial recognition of provisions for items that currently cannot be estimated reliably, namely final judgments and settlements and natural resource damages and related costs. Further information on those items that currently cannot be reliably estimated is provided under Provisions and contingent liabilities below.

It is not possible at this time to conclude whether the $20-billion trust fund will be sufficient to satisfy all claims under the Oil Pollution Act 1990 (OPA) or otherwise that will ultimately be paid.

The Trust agreement does not require BP to make further contributions to the trust fund in excess of the agreed $20 billion should this be insufficient to cover all claims administered by the GCCF or by the PSC court-supervised claims processes, or to settle other items that are covered by the trust fund, as described above. Should the $20-billion trust fund not be sufficient, BP would commence settling legitimate claims and other costs by making payments directly. In this case, increases in estimated future expenditure above $20 billion would be recognized as provisions with a corresponding charge in the income statement. The provisions would be utilized and derecognized at the point that BP made the payments.

The proposed settlement agreement with the Plaintiffs’ Steering Committee (PSC) provides for a transition from the GCCF and a transitional claims facility for economic loss claims commenced operation in March 2012. The transitional claims facility ceased processing new claims in June 2012 but will continue to process payments when final releases are received on unexpired outstanding offers. A new court-supervised settlement programme began processing claims from “in-class” claimants under the PSC settlement agreements covering economic loss claims and medical claims. In addition, a separate BP claims programme began processing claims from claimants not in the class as determined by the settlement agreement or who have requested to opt out of the settlement.

Notes

2.	Gulf of Mexico oil spill (continued)

Under the terms of the proposed PSC settlement agreement, several qualified settlement funds (QSFs) were established during the second quarter. These QSFs each relate to specific elements of the proposed agreement and are available to make payments to claimants in accordance with those elements of the agreement. The QSFs are, in turn, funded by the Trust. The establishment of the QSFs under the proposed settlement agreement has had no impact on the amounts charged to the income statement nor on amounts recognized as provisions or reimbursement assets.

As at 30 September 2012, the cash balances in the Trust and the QSFs amounted to $10,928 million.

(b) Provisions and contingent liabilities

BP has recorded certain provisions and disclosed certain contingent liabilities as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2011 – Financial statements – Notes 2, 36 and 43.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, spill response costs, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the third quarter and nine months are presented in the table below.

The environmental provision includes amounts for BP’s commitment to fund the Gulf of Mexico Research Initiative, natural resource damage (NRD) assessment costs, emergency NRD restoration projects and early NRD restoration projects under the $1-billion framework agreement. The provision for NRD assessment costs was increased in the third quarter.

Further amounts for spill response costs were provided during the first quarter primarily to recognize increased costs of patrolling and maintenance of the shoreline. The spill response provision also includes costs of shoreline clean-up following Hurricane Isaac. Minor adjustments in the second and third quarters led to a slight reduction in the spill response provision. The majority of the active clean-up of the shorelines was completed in 2011.

The litigation and claims provision includes the estimated future cost of settling Individual and Business claims, and State and Local claims under OPA 90, claims for personal injuries, and other private and governmental litigation and claims as well as claims administration costs and legal fees. BP announced on 3 March 2012 that a proposed settlement had been reached with the PSC, subject to final written agreement and court approvals, to resolve the substantial majority of legitimate economic loss and property damage claims (Individual and Business Claims) and medical claims stemming from the Deepwater Horizon accident and oil spill. The PSC acts on behalf of the individual and business plaintiffs in the multi-district litigation proceedings pending in New Orleans (MDL 2179). The proposed settlement was an adjusting event after the 2011 reporting period and the estimated $7.8-billion cost was therefore reflected in the 2011 financial statements. On 18 April 2012 BP announced that it had reached definitive and fully documented settlement agreements with the PSC consistent with the terms of that settlement. The agreements remain subject to final court approval. See page 4 and Legal proceedings on pages 34 – 42 herein for further information.

During the first quarter certain claims administration costs, previously treated as payable from outside the trust fund, were reallocated as payable by the trust fund, as a result of the definitive PSC settlement agreements noted above. In addition, an increase in the provision for Individual and Business claims, payable from the Trust, was recognized in the first quarter. The increase in the provision during the second and third quarters reflects various costs (including further claims administration costs of $280 million) and litigation relating to the Gulf of Mexico oil spill.

A provision was recognized in 2010 for the estimated civil penalties for strict liability under the Clean Water Act, which are based on a specified range per barrel of oil released. No adjustments have been made subsequently to this estimate. The penalty rate per barrel used to calculate the provision is based upon the company’s conclusion, amongst other things, that it did not act with gross negligence or engage in wilful misconduct.

Notes

2.	Gulf of Mexico oil spill (continued)

BP considers that it is not possible, at this time, to measure reliably any obligation in relation to Natural Resource Damages claims under OPA 90 (other than the estimated costs of the assessment phase and the costs of emergency and early restoration agreements referred to above). It is also not possible to measure reliably any obligation in relation to other potential litigation, fines, or penalties, other than as described above. These items are therefore disclosed as contingent liabilities – see below.

		Environmental	Spill response	Litigation and claims	Clean Water Act penalties	Total
$ million
At 1 July 2012		1,453	328	9,631	3,510	14,922
Increase (decrease) in provision – items not covered by the trust funds		60	(5)	15	—	70
Increase in provision – items covered by the trust funds		363	—	365	—	728
Utilization	– paid by BP	(31)	(20)	(201)	—	(252)
	– paid by the trust funds	(117)	—	(261)	—	(378)

At 30 September 2012		1,728	303	9,549	3,510	15,090

Of which	– current	715	241	5,225	—	6,181
	– non-current	1,013	62	4,324	3,510	8,909

Of which	– payable from the trust funds	1,286	—	8,354	—	9,640

		Environmental	Spill response	Litigation and claims	Clean Water Act penalties	Total
	$ million
	At 1 January 2012	1,517	336	9,970	3,510	15,333
	Increase in provision – items not covered by the trust funds	48	30	675	—	753
	Increase in provision – items covered by the trust funds	440	—	785	—	1,225
	Unwinding of discount	1	—	—	—	1
Utilization	– paid by BP	(58)	(63)	(641)	—	(762)
	– paid by the trust funds	(220)	—	(1,240)	—	(1,460)

	At 30 September 2012	1,728	303	9,549	3,510	15,090

The income statement charge is analysed in the table below.

	Third quarter 2012	Nine months 2012
$ million
Net increase in provisions	798	1,978
Recognition of reimbursement asset	(728)	(1,225)
Other net costs charged (credited) directly to the income statement	(14)	116

Loss before interest and taxation	56	869
Finance costs	3	13

Loss before taxation	59	882

The total amounts that will ultimately be paid by BP in relation to all obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP will be dependent on many factors. Furthermore, significant uncertainty exists in relation to the amount of claims that will become payable by BP, the amount of fines that will ultimately be levied on BP (including any determination of BP’s culpability based on any findings of negligence, gross negligence or wilful misconduct), the outcome of litigation and arbitration proceedings, and any costs arising from any longer-term environmental consequences of the oil spill, which will also impact upon the ultimate cost for BP.

Notes

2.	Gulf of Mexico oil spill (continued)

Although the provision recognized is the current best reliable estimate of expenditures required to settle certain present obligations at the end of the reporting period, there are future expenditures for which it is not possible to measure the obligation reliably as noted below under Contingent liabilities.

Further information on provisions is provided in BP Annual Report and Form 20-F 2011 – Financial statements – Note 36.

Contingent liabilities

It is not possible, at this time, to measure reliably other obligations arising from the accident, namely any obligation in relation to Natural Resource Damages claims (except for the estimated costs of the assessment phase and the costs relating to emergency and early restoration agreements as described above under Provisions), claims asserted in civil litigation including any further litigation through excluded parties from the PSC settlement and any obligation in relation to other potential private or governmental litigation, fines or penalties (except for the Clean Water Act civil penalty claims and governmental claims as described above under Provisions), nor is it practicable to estimate their magnitude or possible timing of payment. Therefore no amounts have been provided for these obligations as at 30 September 2012.

The US Department of Justice (DoJ) and other federal agencies, including the SEC, have been conducting investigations into the incident encompassing possible violations of US civil and criminal laws. BP is in ongoing discussions with the DoJ and other federal agencies, including the SEC and the Environmental Protection Agency, regarding possible settlements of these claims in whole or in part, but a number of unresolved issues remain and there is significant uncertainty as to whether any agreement will ultimately be reached with the DoJ on a full or partial basis. BP and the DoJ have also had discussions with certain states regarding possible settlement of their claims, but a number of unresolved issues remain and there is significant uncertainty as to whether any agreement will ultimately be reached. Consequently, as described above, BP considers that it is not possible to measure reliably any potential exposure and cost to BP arising from certain of these claims and no amounts have been provided for such claims. Any settlement would likely result in a further material charge to the income statement, although any such charge cannot be reliably estimated at this time.

Under the settlement agreements with co-owners Anadarko and MOEX, and with Cameron International, the designer and manufacturer of the Deepwater Horizon blowout preventer, with M-I L.L.C. (M-I), the mud contractor, and with Weatherford, the designer and manufacturer of the float collar used on the Macondo well, BP has agreed to indemnify Anadarko, MOEX, Cameron, M-I and Weatherford for certain claims arising from the accident. It is therefore possible that BP may face claims under these indemnities, but it is not currently possible to reliably measure any obligation in relation to such claims and therefore no amount has been provided as at 30 September 2012.

See Legal proceedings on pages 34 – 42 herein for further information on contingent liabilities. Any settlements which may be reached relating to the Deepwater Horizon oil spill could impact the amount and timing of any future payments.

3.	Non-current assets held for sale

As a result of the group’s disposal programme, various assets, and associated liabilities, have been presented as held for sale in the group balance sheet at 30 September 2012. The carrying amount of the assets held for sale is $8,525 million, with associated liabilities of $2,559 million.

The majority of the transactions noted below are subject to post-closing adjustments, which may include adjustments for working capital and adjustments for profits attributable to the purchaser between the agreed effective date and the closing date of the transaction. Such post-closing adjustments may result in the final amounts received by BP from the purchasers differing from the disposal proceeds noted below.

Upstream

On 27 March 2012, BP announced that it had agreed to sell its interests in its southern gas assets (SGA) in the UK North Sea to Perenco UK Ltd (Perenco) for $400 million in cash. Perenco made an initial payment to BP of $100 million in cash and the remaining $300 million will be paid on completion. A further $10 million may be paid in the future contingent on the prevailing gas prices. The assets, and associated liabilities, of SGA are classified as held for sale in the group balance sheet at 30 September 2012. Completion of the transaction is subject to a number of third-party and regulatory approvals, and is expected to occur before the end of 2012.

On 10 September 2012, BP announced that it had agreed to sell its interests in the Marlin hub, Horn Mountain, Holstein, Ram Powell and Diana Hoover fields in the Gulf of Mexico to Plains Exploration and Production Company (Plains) for a total of $5.55 billion, subject to regulatory approvals, certain pre-emption rights and customary post-closing adjustments. Plains made an initial 10% payment to BP of $555 million and the remaining $5 billion will be paid at closing. The assets, and associated liabilities, of these fields and prospects are classified as held for sale in the group balance sheet at 30 September 2012. The transaction is expected to complete by the end of 2012.

Notes

3.	Non-current assets held for sale (continued)

Downstream

On 13 August 2012, BP announced that it had reached agreement to sell its Carson refinery in California and related assets in the region, including marketing and logistics assets, to Tesoro Corporation for $2.5 billion, including the estimated value of hydrocarbon inventories of $1.3 billion. The assets, and associated liabilities, of the refinery and related assets are classified as held for sale in the group balance sheet at 30 September 2012. Completion is subject to regulatory and other approvals, and the transaction is expected to close before mid-2013.

On 8 October 2012, BP announced that it had reached an agreement to sell its Texas City refinery and a portion of its retail and logistics network in the south-east US to Marathon Petroleum Corporation for an estimated $2.5 billion, including $0.6 billion at closing, $1.2 billion for hydrocarbon inventories and a $0.7-billion six-year earn-out agreement based on future margins and refinery throughput. The assets, and associated liabilities, of the refinery and related retail and logistics network are classified as held for sale in the group balance sheet at 30 September 2012. Completion is subject to regulatory and other approvals, and the transaction is expected to close in early 2013.

TNK-BP

On 22 October 2012, BP announced that it had signed heads of terms for a proposed transaction to sell its 50% share in TNK-BP to Rosneft, as described in more detail on page 13. Following this agreement, BP’s investment in TNK-BP meets the criteria to be classified as an asset held for sale. Consequently, BP will cease equity accounting for its share of TNK-BP’s earnings from the date of the announcement. BP will continue to report its share of TNK-BP’s production and reserves until the transaction closes.

4.	Sales and other operating revenues

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		By business
17,997	16,770	Upstream	52,570	54,820
88,259	83,969	Downstream	256,592	259,578
677	460	Other businesses and corporate	1,415	2,518

106,933	101,199		310,577	316,916

		Less: sales and other operating revenues between businesses
11,371	9,767	Upstream	30,772	33,435
(45)	595	Downstream	1,178	746
224	246	Other businesses and corporate	655	659

11,550	10,608		32,605	34,840

		Third party sales and other operating revenues
6,626	7,003	Upstream	21,798	21,385
88,304	83,374	Downstream	255,414	258,832
453	214	Other businesses and corporate	760	1,859

95,383	90,591	Total third party sales and other operating revenues	277,972	282,076

		By geographical area
36,584	32,405	US	100,916	106,248
70,110	67,883	Non-US	205,893	207,315

106,694	100,288		306,809	313,563
11,311	9,697	Less: sales and other operating revenues between areas	28,837	31,487

95,383	90,591		277,972	282,076

Notes

5.	Production and similar taxes

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
394	237	US	1,034	1,331
1,627	1,675	Non-US	5,051	4,877

2,021	1,912		6,085	6,208

6.	Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method. If the inclusion of potentially issuable shares would decrease the loss per share, the potentially issuable shares are excluded from the diluted EpS calculation.

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Results for the period
5,043	5,434	Profit for the period attributable to BP shareholders	9,964	18,015
—	—	Less: Preference dividend	1	1

5,043	5,434	Profit attributable to BP ordinary shareholders	9,963	18,014
233	(747)	Inventory holding (gains) losses, net of tax	(110)	(1,721)

5,276	4,687	RC profit attributable to BP ordinary shareholders	9,853	16,293
187	483	Net (favourable) unfavourable impact of non-operating items and fair value accounting effects, net of tax	3,800	378

5,463	5,170	Underlying RC profit attributable to BP shareholders	13,653	16,671

		Number of shares (thousand)(a)
18,946,831	19,037,433	Basic weighted average number of shares outstanding	19,012,634	18,883,895
3,157,805	3,172,905	ADS equivalent	3,168,772	3,147,316

19,187,001	19,139,830	Weighted average number of shares outstanding used to calculate diluted earnings per share(b)	19,140,343	19,119,967
3,197,834	3,189,972	ADS equivalent	3,190,057	3,186,661

18,958,049	19,051,867	Shares in issue at period-end	19,051,867	18,958,049
3,159,675	3,175,311	ADS equivalent	3,175,311	3,159,675

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plan Trusts (ESOPs) and includes certain shares that will be issued in the future under employee share plans.
(b)	Where the result for the period is a loss the basic weighted average number of shares is used to calculate diluted earnings per share.

Notes

7.	Analysis of changes in net debt(a)

Third quarter 2011	Third quarter 2012		Nine months 2012	Nine months 2011
		$ million
		Opening balance
46,890	47,662	Finance debt	44,213	45,336
18,749	14,881	Less: Cash and cash equivalents	14,067	18,556
1,173	1,067	Less: FV asset of hedges related to finance debt	1,133	916

26,968	31,714	Opening net debt	29,013	25,864

		Closing balance
45,283	49,077	Finance debt	49,077	45,283
17,997	16,041	Less: Cash and cash equivalents	16,041	17,997
1,454	1,572	Less: FV asset of hedges related to finance debt	1,572	1,454

25,832	31,464	Closing net debt	31,464	25,832

1,136	250	Decrease (increase) in net debt	(2,451)	32

(207)	933	Movement in cash and cash equivalents (excluding exchange adjustments)	1,979	(313)
1,617	(733)	Net cash outflow (inflow) from financing (excluding share capital)	(4,473)	(1,064)
100	—	Movement in finance debt relating to investing activities(b)	—	1,697
68	—	Other movements	(11)	52

1,578	200	Movement in net debt before exchange effects	(2,505)	372
(442)	50	Exchange adjustments	54	(340)

1,136	250	Decrease (increase) in net debt	(2,451)	32

(a)	Net debt is a non-GAAP measure.
(b)	During the third quarter 2012 no disposal transactions were completed in respect of which deposits had been received in advance (third quarter 2011 $100 million). At 30 September 2012, finance debt includes $30 million deposits received in advance relating to disposal transactions ($4.5 billion at 30 September 2011).

At 30 September 2012, $142 million of finance debt ($128 million at 30 September 2011) was secured by the pledging of assets, and no finance debt was secured in connection with deposits received relating to disposal transactions expected to complete in subsequent periods ($3,530 million at 30 September 2011). In addition, in connection with $1,927 million of finance debt ($2,426 million at 30 September 2011), BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan to provide security to the lending banks. The remainder of finance debt was unsecured.

During the first quarter 2011, the company signed new three-year committed standby facilities totalling $6.8 billion, available to draw and repay until mid-March 2014, largely replacing existing arrangements. At 30 September 2012, the total available undrawn committed borrowing facilities stood at $6.9 billion ($6.9 billion at 30 September 2011).

8.	Inventory valuation

A provision of $140 million was held at 30 September 2012 ($152 million at 31 December 2011) to write inventories down to their net realizable value. The net movement in the provision during the third quarter 2012 was a decrease of $373 million (third quarter 2011 was a decrease of $11 million). The net movement in the provision in the nine months 2012 was a decrease of $12 million, compared with an increase of $386 million for the nine months 2011.

9.	Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 29 October 2012, is unaudited and does not constitute statutory financial statements.

Legal proceedings

Proceedings relating to the Deepwater Horizon oil spill

BP p.l.c., BP Exploration & Production Inc. (BP E&P) and various other BP entities (collectively referred to as BP) are among the companies named as defendants in nearly 700 private civil lawsuits resulting from the 20 April 2010 explosions and fire on the semi-submersible rig Deepwater Horizon and resulting oil spill (the Incident) and further actions are likely to be brought. BP E&P is lease operator of Mississippi Canyon, Block 252 in the Gulf of Mexico (Macondo), where the Deepwater Horizon was deployed at the time of the Incident. The other working interest owners at the time of the Incident were Anadarko Petroleum Company (Anadarko) and MOEX Offshore 2007 LLC (MOEX). The Deepwater Horizon, which was owned and operated by certain affiliates of Transocean Ltd. (Transocean), sank on 22 April 2010. The pending lawsuits and/or claims arising from the Incident have been brought in US federal and state courts. Plaintiffs include individuals, corporations, insurers, and governmental entities and many of the lawsuits purport to be class actions. The lawsuits assert, among others, claims for personal injury in connection with the Incident itself and the response to it, wrongful death, commercial and economic injury, breach of contract and violations of statutes. The lawsuits seek various remedies including compensation to injured workers and families of deceased workers, recovery for commercial losses and property damage, claims for environmental damage, remediation costs, claims for unpaid wages, injunctive and declaratory relief, treble damages and punitive damages. Purported classes of claimants include residents of the states of Louisiana, Mississippi, Alabama, Florida, Texas, Tennessee, Kentucky, Georgia and South Carolina, property owners and rental agents, fishermen and persons dependent on the fishing industry, charter boat owners and deck hands, marina owners, gasoline distributors, shipping interests, restaurant and hotel owners, cruise lines and others who are property and/or business owners alleged to have suffered economic loss. Among other claims arising from the spill response efforts, lawsuits have been filed claiming that additional payments are due by BP under certain Master Vessel Charter Agreements entered into in the course of the Vessels of Opportunity Program implemented as part of the response to the Incident. Purported class action and individual lawsuits also have been filed in US state and federal courts against BP entities and/or various current and former officers and directors alleging, among other things, shareholder derivative claims, securities fraud claims, violations of the Employee Retirement Income Security Act (ERISA) and contractual and quasi-contractual claims related to the cancellation of the dividend on 16 June 2010. In August 2010, many of the lawsuits pending in federal court were consolidated by the Federal Judicial Panel on Multidistrict Litigation into two multi-district litigation proceedings, one in federal court in Houston for the securities, derivative, ERISA and dividend cases and another in federal court in New Orleans for the remaining cases.

In addition, BP has been named in several lawsuits alleging claims under the Racketeer-Influenced and Corrupt Organizations Act (RICO). On 15 July 2011, the judge granted BP’s motion to dismiss a master complaint raising RICO claims against BP. The court’s order dismissed the claims of the plaintiffs in four RICO cases encompassed by the master complaint.

On 26 August 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss a master complaint raising claims for economic loss by private plaintiffs, dismissing plaintiffs’ state law claims and limiting the types of maritime law claims plaintiffs may pursue, but also held that certain classes of claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints. On 30 September 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss a master complaint asserting personal injury claims on behalf of persons exposed to crude oil or chemical dispersants, dismissing plaintiffs’ state law claims, claims by seamen for punitive damages, claims for medical monitoring damages by asymptomatic plaintiffs, claims for battery and nuisance under maritime law, and claims alleging negligence per se. As with his other rulings on motions to dismiss master complaints, the judge did not lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

Shareholder derivative lawsuits related to the Incident have been filed in US federal and state courts against various current and former officers and directors of BP alleging, among other things, breach of fiduciary duty, gross mismanagement, abuse of control and waste of corporate assets. On 15 September 2011, the judge in the federal multi-district litigation proceeding in Houston (MDL 2185) granted BP’s motion to dismiss the consolidated shareholder derivative litigation pending there on the grounds that the courts of England are the appropriate forum for the litigation. On 8 December 2011, a final judgment was entered dismissing the shareholder derivative case, and on 3 January 2012, one of the derivative plaintiffs filed a notice of appeal to the US Court of Appeals for the Fifth Circuit. Oral argument has been scheduled by the Court for 4 December 2012.

On 13 February 2012, the judge in the federal multi-district litigation proceeding in Houston issued two decisions on the defendants’ motions to dismiss the two consolidated securities fraud complaints filed on behalf of purported classes of BP ordinary shareholders and ADS holders. In those decisions the court dismissed all of the claims of the ordinary shareholders, dismissed the claims of the lead class of ADS holders against most of the individual defendants while holding that a subset of the claims against two individual defendants and the corporate defendants could proceed, and dismissed all of the claims of a smaller purported subclass with leave to re-plead in 20 days. On 2 April 2012, plaintiffs in the lead class and subclass filed an amended consolidated complaint with claims based on (1) the 12 alleged misstatements that the court held were actionable in its February 2012 order on BP’s motion to dismiss the earlier complaints; and (2) 13 alleged misstatements concerning BP’s Operating Management System that the judge either rejected with leave to re-plead or did not address in his February decisions. On 2 May 2012, defendants moved to dismiss the claims based on the 13 statements in the amended complaint that the judge did not already rule are actionable.

Legal proceedings (continued)

In April and May 2012, six new cases (three of which were consolidated into one action) were filed in state and federal courts by one or more state, county or municipal pension funds against BP entities and several current and former officers and directors seeking damages for alleged losses those funds suffered because of their purchases of BP ordinary shares and, in two cases, ADSs. The funds assert various state law and federal law claims. All of the cases have been transferred to the judge in the federal multi-district litigation proceeding in Houston. In May and June, plaintiffs in the two cases that were filed in state court moved to send those cases back to state court, which was denied on 3 October 2012. In July through October 2012, four cases were filed in Texas state and federal courts by U.K. pension funds against BP entities and a current officer and former officer, asserting Texas state law claims, seeking damages for alleged losses that the funds suffered because of their purchases of BP ordinary shares. All of the cases have been transferred to the judge in the federal multi-district litigation proceeding in Houston and, on 24 October 2012, the parties stipulated that those cases will be consolidated into one action. On 20 July 2012, a BP entity received an amended statement of claim for an action in Alberta, Canada, filed by three plaintiffs seeking to assert claims under Canadian law against BP on behalf of a class of Canadian residents who allegedly suffered losses because of their purchase of BP ordinary shares and ADSs.

On 5 July 2012, the judge in the federal multi-district litigation proceeding in Houston (MDL 2185) issued a decision granting the defendants’ motions to dismiss, for lack of personal jurisdiction, the lawsuit against BP p.l.c. for cancelling its dividend payment in June 2010. On 10 August 2012, the plaintiffs filed an amended complaint, which BP moved to dismiss on 9 October 2012.

On 30 March 2012, the judge in the federal multi-district litigation proceeding in Houston (MDL 2185) issued a decision granting the defendants’ motions to dismiss the ERISA case related to BP share funds in several employee benefit savings plans. On 11 April 2012, plaintiffs requested leave to file an amended complaint which was denied on 27 August 2012. Final judgment dismissing the case was entered on 4 September 2012, and on 25 September 2012, plaintiffs filed a notice of appeal to the US Court of Appeals for the Fifth Circuit.

On 1 June 2010, the US Department of Justice (DoJ) announced that it is conducting an investigation into the Incident encompassing possible violations of US civil or criminal laws. The DoJ announced on 7 March 2011 that it created a unified task force of federal agencies, led by the DoJ Criminal Division, to investigate the Incident. Other US federal agencies may commence investigations relating to the Incident. The SEC and DoJ are also investigating potential securities law violations, including potential securities fraud claims, alleged to have arisen in relation to the Incident. The types of enforcement action that might be pursued and the nature of the remedies that might be sought will depend on the judgement and discretion of the prosecutors and regulatory authorities and their assessment as to whether BP has violated any applicable laws and its culpability following their investigations. Prosecutors have broad discretion in identifying what, if any, charges to pursue, but such charges could include, among others, criminal environmental, criminal securities, manslaughter and obstruction-related offences. Such enforcement actions could include criminal proceedings against BP and/or employees of the group and result in criminal sanctions including fines and penalties, the suspension of operating licences and debarment from government contracts, and probationary and injunctive terms. The United States filed a civil complaint in the multi-district litigation proceeding in New Orleans against BP E&P and others on 15 December 2010 (DoJ Action). The complaint seeks a declaration of liability under the Oil Pollution Act of 1990 (OPA 90) and civil penalties under the Clean Water Act and sets forth a purported reservation of rights on behalf of the US to amend the complaint or file additional complaints seeking various remedies under various US federal laws and statutes. BP is in ongoing discussions with the DoJ and other federal agencies, including the SEC and the Environmental Protection Agency, regarding possible settlements of these claims in whole or in part, but a number of unresolved issues remain and there is significant uncertainty as to whether any agreement will ultimately be reached with the DoJ on a full or partial basis. BP and the DoJ have also had discussions with certain states regarding possible settlement of their claims, but a number of unresolved issues remain and there is significant uncertainty as to whether any agreement will ultimately be reached. See Note 2 on pages 25 – 30.

On 20 April 2011, BP filed claims against Cameron, Halliburton, and Transocean in the DoJ Action, seeking contribution for any assessments against BP under OPA 90 based on those entities’ fault. On 20 June 2011, Cameron and Halliburton moved to dismiss BP’s claims against them in the DoJ Action. BP’s claim against Cameron has been resolved pursuant to settlement, but Halliburton’s motion remains pending.

On 30 May 2011, Transocean filed claims against BP in the DoJ Action alleging that BP America Production Company had breached its contract with Transocean Holdings LLC by not agreeing to indemnify Transocean against liability related to the Incident. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 20 June 2011, Cameron filed similar claims against BP in the DoJ Action.

Legal proceedings (continued)

On 8 December 2011, the United States brought a motion for partial summary judgment seeking, among other things, an order finding that BP, Transocean, and Anadarko are strictly liable for a civil penalty under Section 311(b) (7)(A) of the Clean Water Act. On 22 February 2012, the judge ruled on motions filed in the DoJ Action by the United States, Anadarko, and Transocean seeking early rulings regarding the liability of BP, Anadarko, and Transocean under OPA 90 and the Clean Water Act, but limited the order to addressing the discharge of hydrocarbons occurring under the surface of the water. Regarding OPA 90, the judge held that BP and Anadarko are responsible parties under OPA 90 with regard to the subsurface discharge. The judge ruled that BP and Anadarko have joint and several liability under OPA 90 for removal costs and damages for such discharge, but did not rule on whether such liability under OPA 90 is unlimited. While the judge held that Transocean is not a responsible party under OPA 90 for subsurface discharge, the judge left open the question of whether Transocean may be liable under OPA 90 for removal costs for such discharge as the owner/operator of the Deepwater Horizon. Regarding the Clean Water Act, the judge held that the subsurface discharge was from the Macondo well, rather than from the Deepwater Horizon, and that BP and Anadarko are liable for civil penalties under Section 311 of the Clean Water Act as owners of the well. The judge left open the question of whether Transocean may be liable under the Clean Water Act as an operator of the Macondo well. Anadarko, BP and the United States have each appealed the 22 February 2012 ruling to the United States Court of Appeals for the Fifth Circuit, and the appeals have been consolidated. On 23 October 2012, Transocean filed a motion to dismiss the appeal as untimely and for lack of jurisdiction.

On 4 April 2011, BP initiated contractual out-of-court dispute resolution proceedings against Anadarko and MOEX, claiming that they have breached the parties’ contract by failing to reimburse BP for their working-interest share of Incident-related costs. On 19 April 2011, Anadarko filed a cross-claim against BP, alleging gross negligence and 15 other counts under state and federal laws. Anadarko sought a declaration that it was excused from its contractual obligation to pay Incident-related costs. Anadarko also sought damages from alleged economic losses and contribution or indemnity for claims filed against it by other parties. On 20 May 2011, BP and MOEX announced a settlement agreement of all claims between them, including a cross-claim brought by MOEX on 19 April 2011 similar to the Anadarko claim. Under the settlement agreement, MOEX has paid BP $1.065 billion, which BP has applied towards the $20-billion Trust, and has also agreed to transfer all of its 10% interest in the MC252 lease to BP. On 17 October 2011, BP and Anadarko announced that they had reached a final agreement to settle all claims between the companies related to the Incident, including mutual releases of all claims between BP and Anadarko that are subject to the contractual out-of-court dispute resolution proceedings or the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Anadarko has paid BP $4 billion, which BP has applied towards the $20-billion Trust, and has also agreed to transfer all of its 25% interest in the MC252 lease to BP. The settlement agreement also grants Anadarko the opportunity for a 12.5% participation in certain future recoveries from third parties and certain insurance proceeds in the event that such recoveries and proceeds exceed $1.5 billion in aggregate. Any such payments to Anadarko are capped at a total of $1 billion. BP has agreed to indemnify Anadarko and MOEX for certain claims arising from the Incident (excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims). The settlement agreements with Anadarko and MOEX are not an admission of liability by any party regarding the Incident.

On 18 February 2011, Transocean filed a third-party complaint against BP, the US government, and other corporations involved in the Incident, naming those entities as formal parties in its Limitation of Liability action pending in federal court in New Orleans.

On 20 April 2011, Transocean filed claims in its Limitation of Liability action alleging that BP had breached BP America Production Company’s contract with Transocean Holdings LLC by BP not agreeing to indemnify Transocean against liability related to the Incident and by not paying certain invoices. Transocean also asserted claims against BP under state law, maritime law, and OPA 90 for contribution. On 1 November 2011, Transocean filed a motion for partial summary judgment on certain claims filed in the Limitation Action and the DoJ Action between BP and Transocean. Transocean’s motion sought an order which would bar BP’s contribution claims against Transocean and require BP to defend and indemnify Transocean against all pollution claims, including those resulting from any gross negligence, and from civil fines and penalties sought by the government. On 7 December 2011, BP filed a cross-motion for summary judgment seeking an order that BP is not required to indemnify Transocean for any civil fines and penalties sought by the government or for punitive damages.

On 26 January 2012, the judge ruled on BP’s and Transocean’s indemnity motions, holding that BP is required to indemnify Transocean for third-party claims for compensatory damages resulting from pollution originating beneath the surface of the water, regardless of whether the claim results from Transocean’s strict liability, negligence, or gross negligence. The court, however, ruled that BP does not owe Transocean indemnity for such claims to the extent Transocean is held liable for punitive damages or for civil penalties under the Clean Water Act, or if Transocean acted with intentional or wilful misconduct in excess of gross negligence. The court further held that BP’s obligation to defend Transocean for third-party claims does not require BP to fund Transocean’s defence of third-party claims at this time, nor does it include Transocean’s expenses in proving its right to indemnity. The court deferred a final ruling on the question of whether Transocean breached its drilling contract with BP so as to invalidate the contract’s indemnity clause.

Legal proceedings (continued)

On 20 April 2011, Halliburton Energy Services, Inc. (Halliburton), filed claims in Transocean’s Limitation of Liability action seeking indemnification from BP for claims brought against Halliburton in that action, and Cameron International Corporation (Cameron) asserted claims against BP for contribution under state law, maritime law, and OPA 90, as well as for contribution on the basis of comparative fault. Halliburton also asserted a claim for negligence, gross negligence and wilful misconduct against BP and others. On 19 April 2011, Halliburton filed a separate lawsuit in Texas state court seeking indemnification from BP E&P for certain tort and pollution-related liabilities resulting from the Incident. On 3 May 2011, BP E&P removed Halliburton’s case to federal court, and on 9 August 2011, the action was transferred to the federal multi-district litigation proceedings pending in New Orleans.

Subsequently, on 30 November 2011, Halliburton filed a motion for summary judgment in the federal multi-district litigation proceedings pending in New Orleans. Halliburton’s motion seeks an order stating that Halliburton is entitled to full and complete indemnity, including payment of defence costs, from BP for claims related to the Incident and denying BP’s claims seeking contribution against Halliburton. On 21 December 2011, BP filed a cross-motion for partial summary judgment seeking an order that BP has no contractual obligation to indemnify Halliburton for fines, penalties, or punitive damages resulting from the Incident.

On 31 January 2012, the judge ruled on BP’s and Halliburton’s indemnity motions, holding that BP is required to indemnify Halliburton for third-party claims for compensatory damages resulting from pollution that did not originate from property or equipment of Halliburton located above the surface of the land or water, regardless of whether the claims result from Halliburton’s gross negligence. The court, however, ruled that BP does not owe Halliburton indemnity to the extent that Halliburton is held liable for punitive damages or for civil penalties under the Clean Water Act. The court further held that BP’s obligation to defend Halliburton for third-party claims does not require BP to fund Halliburton’s defence of third-party claims at this time, nor does it include Halliburton’s expenses in proving its right to indemnity. The court deferred ruling on whether BP is required to indemnify Halliburton for any penalties or fines under the Outer Continental Shelf Lands Act. It also deferred ruling on whether Halliburton acted so as to invalidate the indemnity by breaching its contract with BP, by committing fraud, or by committing another act that materially increased the risk to BP or prejudiced the rights of BP as an indemnitor.

On 1 September 2011, Halliburton filed an additional lawsuit against BP in Texas state court. Its complaint alleges that BP did not identify the existence of a purported hydrocarbon zone at the Macondo well to Halliburton in connection with Halliburton’s cement work performed before the Incident and that BP has concealed the existence of this purported hydrocarbon zone following the Incident. Halliburton claims that the alleged failure to identify this information has harmed its business ventures and reputation and resulted in lost profits and other damages. On 16 September 2011, BP removed the action to federal court, where it was stayed until it was transferred by the Judicial Panel on Multidistrict Litigation to the multi-district litigation proceeding in New Orleans. On 1 September 2011, Halliburton also moved to amend its claims in Transocean’s Limitation of Liability action to add claims for fraud based on similar factual allegations to those included in its 1 September 2011 lawsuit against BP in Texas state court. On 11 October 2011, the magistrate judge in the federal multidistrict litigation proceeding in New Orleans denied Halliburton’s motion to amend its claims, and Halliburton’s motion to review the order was denied by the judge on 19 December 2011.

On 20 April 2011, BP asserted claims against Cameron, Halliburton, and Transocean in the Limitation of Liability action. BP’s claims against Transocean include breach of contract, unseaworthiness of the Deepwater Horizon vessel, negligence (or gross negligence and/or gross fault as may be established at trial based upon the evidence), contribution and subrogation for costs (including those arising from litigation claims) resulting from the Incident, as well as a declaratory claim that Transocean is wholly or partly at fault for the Incident and responsible for its proportionate share of the costs and damages. BP asserted claims against Halliburton for fraud and fraudulent concealment based on Halliburton’s misrepresentations to BP concerning, among other things, the stability testing on the foamed cement used at the Macondo well; for negligence (or, if established by the evidence at trial, gross negligence) based on Halliburton’s performance of its professional services, including cementing and mud logging services; and for contribution and subrogation for amounts that BP has paid in responding to the Incident, as well as in OPA assessments and in payments to plaintiffs. BP filed a similar complaint in federal court in the Southern District of Texas, Houston Division, against Halliburton, and the action was transferred on 4 May 2011 to the federal multi-district litigation proceeding pending in New Orleans.

On 16 December 2011, BP and Cameron announced their agreement to settle all claims between the companies related to the Incident, including mutual releases of claims between BP and Cameron that are subject to the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, Cameron has paid BP $250 million in cash in January 2012, which BP has applied towards the $20-billion Trust. BP has agreed to indemnify Cameron for compensatory claims arising from the Incident, including claims brought relating to pollution damage or any damage to natural resources, but excluding civil, criminal or administrative fines and penalties, claims for punitive damages, and certain other claims.

On 20 May 2011, Dril-Quip, Inc. and M-I L.L.C. (M-I) filed claims against BP in Transocean’s Limitation of Liability action, each claiming a right to contribution from BP for damages assessed against them as a result of the Incident, based on allegations of negligence. M-I also claimed a right to indemnity for such damages based on its well services contracts with BP. On 20 June 2011, BP filed counter-complaints against Dril-Quip, Inc. and M-I, asking for contribution and subrogation based on those entities’ fault in connection with the Incident and under OPA 90, and seeking declaratory judgment that Dril-Quip, Inc. and M-I caused or contributed to, and are responsible in whole or in part for damages incurred by BP in relation to, the Incident. On 20 January 2012, the court granted Dril-Quip, Inc.’s motion for summary judgment, dismissing with prejudice all claims asserted against Dril-Quip in the federal multi-district litigation proceeding in New Orleans.

Legal proceedings (continued)

On 21 January 2012, BP and M-I entered into an agreement settling all claims between the companies related to the Incident, including mutual releases of claims between BP and M-I that are subject to the federal multi-district litigation proceeding in New Orleans. Under the settlement agreement, M-I has agreed to indemnify BP for personal injury and death claims brought by M-I employees. BP has agreed to indemnify M-I for claims resulting from the Incident, but excluding certain claims.

On 14 September 2011, the BOEMRE issued its report (BOEMRE Report) regarding the causes of the 20 April 2010 Macondo well blowout. The BOEMRE Report states that decisions by BP, Halliburton and Transocean increased the risk or failed to fully consider or mitigate the risk of a blowout on 20 April 2010. The BOEMRE Report also states that BP, and Transocean and Halliburton, violated certain regulations related to offshore drilling. In itself, the BOEMRE Report does not constitute the initiation of enforcement proceedings relating to any violation. On 12 October 2011, the U.S. Department of the Interior Bureau of Safety and Environmental Enforcement issued to BP E&P, Transocean, and Halliburton Notification of Incidents of Noncompliance (INCs). The notification issued to BP E&P is for a number of alleged regulatory violations concerning Macondo well operations. The Department of Interior has indicated that this list of violations may be supplemented as additional evidence is reviewed, and on 7 December 2011, the Bureau of Safety and Environmental Enforcement issued to BP E&P a second INC. This notification was issued to BP for five alleged violations related to drilling and abandonment operations at the Macondo well. BP has filed an administrative appeal with respect to the first and second INCs. BP has filed a joint stay of proceedings with the Department of Interior with respect to both INCs.

A Trial of Liability, Limitation, Exoneration, and Fault Allocation was originally scheduled to begin in the federal multi-district litigation proceeding in New Orleans in February 2012. The court’s pre-trial order issued 14 September 2011 provided for the trial to proceed in three phases and to include issues asserted in or relevant to the claims, counterclaims, cross-claims, third-party claims, and comparative fault defences raised in Transocean’s Limitation of Liability Action.

On 18 October 2011, Cameron filed a petition for writ of mandamus with US Court of Appeals for the Fifth Circuit seeking an order vacating the trial plan for the 27 February 2012 trial and requiring that all claims against Cameron in that proceeding be tried before a jury. On 26 December 2011, the Court of Appeals denied the application for mandamus.

The State of Alabama has filed a lawsuit seeking damages for alleged economic and environmental harms, including natural resource damages, civil penalties under state law, declaratory and injunctive relief, and punitive damages as a result of the Incident. The State of Louisiana has filed a lawsuit to declare various BP entities (as well as other entities) liable for removal costs and damages, including natural resource damages under federal and state law, to recover civil penalties, attorney’s fees, and response costs under state law, and to recover for alleged negligence, nuisance, trespass, fraudulent concealment and negligent misrepresentation of material facts regarding safety procedures and BP’s (and other defendants’) ability to manage the oil spill, unjust enrichment from economic and other damages to the State of Louisiana and its citizens, and punitive damages. The Louisiana Department of Environmental Quality has issued an administrative order seeking environmental civil penalties and other relief under state law. On 23 September 2011, BP removed this matter to federal district court. District Attorneys of 11 parishes in the State of Louisiana have filed suits under state wildlife statutes seeking penalties for damage to wildlife as a result of the spill. On 10 December 2010, the Mississippi Department of Environmental Quality issued a Complaint and Notice of Violation alleging violations of several state environmental statutes.

On 14 November 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss the complaints filed by the States of Alabama and Louisiana. The judge’s order dismissed the States’ claims brought under state law, including claims for civil penalties and the State of Louisiana’s request for a declaratory judgment under the Louisiana Oil Spill Prevention and Response Act, holding that those claims were pre-empted by federal law. It also dismissed the State of Louisiana’s claims of nuisance and trespass under general maritime law. The judge’s order further held that the States have stated claims for negligence and products liability under general maritime law, that the States have sufficiently alleged presentment of their claims under OPA 90, and that the States may seek punitive damages under general maritime law. On 9 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss a master complaint brought on behalf of local government entities. The judge’s order dismissed plaintiffs’ state law claims and limited the types of maritime law claims plaintiffs may pursue, but also held that the plaintiffs have sufficiently alleged presentment of their claims under OPA 90 and that certain local government entity claimants may seek punitive damages under general maritime law. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of the master complaint to those individual complaints.

On 9 December 2011 and 28 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans also granted BP’s motions to dismiss complaints filed by the District Attorneys of 11 parishes in the State of Louisiana seeking penalties for damage to wildlife, holding that those claims are pre-empted by the Clean Water Act. All eleven of the District Attorneys of parishes in the State of Louisiana have now filed notices of appeal. The State of Alabama’s attempt to intervene into the case has been denied. Since May 2012, amicus briefs have been filed in those appeals by the States of Alabama, Louisiana, and Mississippi. The appeal is now fully briefed and is awaiting oral argument.

On 3 March 2012, BP announced a settlement with the Plaintiffs’ Steering Committee (PSC) in the federal multi-district litigation proceedings pending in New Orleans (MDL 2179) to resolve the substantial majority of legitimate private economic loss and medical claims stemming from the Incident. On 18 April 2012, BP announced that it had reached definitive and fully documented agreements consistent with the terms of that settlement. The agreements remain subject to final court approval.

Legal proceedings (continued)

The proposed settlement is comprised of two separate agreements. The first of these resolves economic loss claims and the other resolves medical claims. The agreement to resolve economic loss claims includes a $2.3 billion BP commitment to help resolve economic loss claims related to the Gulf seafood industry and a fund to support continued advertising that promotes Gulf Coast tourism. It also resolves claims for additional payments under certain Master Vessel Charter Agreements entered into in the course of the Vessels of Opportunity Program implemented as part of the response to the Incident.

The agreement to resolve medical claims involves payments based on a matrix for certain currently manifested physical conditions, as well as a 21-year medical consultation programme for qualifying class members. Although claims will not be paid until final approval of the medical settlement agreement, class members will be permitted to file claim forms in advance of any effective date of the settlement to facilitate prompt administration of the medical settlement should it be approved. It also provides that class members claiming later-manifested physical conditions may pursue their claims through a mediation/litigation process, but waive the right to seek punitive damages. Consistent with its commitment to the Gulf, BP has also agreed thereunder to provide $105 million to the Gulf Region Health Outreach Program to improve the availability, scope and quality of healthcare in Gulf communities. This healthcare outreach programme would be available to, and is intended to benefit, all individuals in those communities, regardless of whether they are class members.

Each agreement provides that class members would be compensated for their claims on a claims-made basis, according to agreed compensation protocols in separate court-supervised claims processes. The compensation protocols under the economic loss settlement agreement provide for the payment of class members’ economic losses and property damages. In addition many economic loss class members will receive payments based on negotiated risk transfer premiums (RTPs), which are multiplication factors designed to compensate claimants for potential future damages that are not currently known, relating to the Incident.

BP estimated the cost of the proposed settlement, including claims administration costs, would be approximately $7.8 billion (including the $2.3 billion commitment to help resolve economic loss claims related to the Gulf seafood industry). During the third quarter, BP increased its estimate of the cost of claims administration by $280 million. While this is BP’s reliable best estimate of the cost of the proposed settlement, it is possible that the actual cost could be higher or lower than this estimate depending on the outcomes of the court-supervised claims processes. In accordance with its normal procedures, BP will re-evaluate the assumptions underlying this estimate on a quarterly basis as more information, including the outcomes of the court-supervised claims processes, becomes available. (For more information, see Note 2 on pages 25 – 30 and the Annual Report and Form 20-F 2011 – Financial statements – Note 36.) At this time, BP expects all settlements under these agreements to be paid from the Trust. Other costs to be paid from the Trust include state and local government claims, state and local response costs, natural resource damages and related claims, and final judgments and settlements. It is not possible at this time to determine whether the Trust will be sufficient to satisfy all of these claims as well as those under the proposed settlement. Should the Trust not be sufficient, payments under the proposed settlement would be made by BP directly.

The economic loss settlement agreement provides for a transition from the Gulf Coast Claims Facility (GCCF) to a new court-supervised claims programme, to administer payments made to qualifying class members. A court-supervised transitional claims process was in operation while the infrastructure for the new settlement claims process was put in place. During this transitional period (now concluded), the processing of claims that have been submitted to the GCCF continued, and new claimants submitted their claims. BP has agreed not to wait for final approval of the economic loss settlement agreement before claims are paid. The economic loss claims process will continue under court supervision before final approval of the settlement, first under the transitional claims process, and then through the settlement claims process established by the economic loss settlement agreement.

Under the settlement agreement, class members would release and dismiss their claims against BP. The settlement agreement also provides that, to the extent permitted by law, BP will assign to the PSC certain of its claims, rights and recoveries against Transocean and Halliburton for damages with protections such that Transocean and Halliburton cannot pass those damages through to BP.

On 2 May 2012, the court overseeing the federal multi-district litigation proceedings pending in New Orleans (MDL 2179) issued orders preliminarily and conditionally certifying the Economic and Property Damages Settlement Class and the Medical Benefits Settlement Class and preliminarily approving the proposed Economic and Property Damages Settlement and the proposed Medical Benefits Settlement. Under US federal law, there is an established procedure for determining the fairness, reasonableness and adequacy of class action settlements. Pursuant to this procedure, an extensive outreach programme to the public has been implemented to explain settlement agreements and class members’ rights, including the right to “opt out” of the classes, and the processes for making claims. The Deepwater Horizon Court Supervised Settlement Program, the new claims facility operating under the frameworks established by the economic loss and property damages settlement agreement, commenced operation on 4 June 2012 under the oversight of claims administrator Patrick Juneau. The Court set a fairness hearing for 8 November 2012 in which to consider, among other things, whether to grant final approval of the proposed settlements, whether to certify the class for settlement purposes only, and the merits of any objections to the settlement. At the fairness hearing, class members and various other parties would have an opportunity to be heard and present evidence and the court will decide whether or not to approve each settlement agreement. Should the number of class members opting out exceed an agreed and court-approved threshold, BP will have the right to terminate the proposed settlement. The Court set a deadline of 31 August 2012 (later extended to 7 September 2012) for claimants objecting the settlements to file their objections with the court and a deadline of 1 October 2012 (later extended to 1 November 2012) through which class members may opt out of the settlements.

Legal proceedings (continued)

Under the proposed settlement, class members would release and dismiss their claims against BP. After final approval of the settlement, claims of class members who have not excluded themselves from the settlement will be dismissed. The settlement is not an admission of liability by BP.

The proposed settlement does not include claims made against BP by the DoJ or other federal agencies (including under the Clean Water Act and for Natural Resource Damages under the Oil Pollution Act) or by the states and local governments. Also excluded are certain other claims against BP, such as securities and shareholder claims pending in MDL 2185, and claims based solely on the deepwater drilling moratorium and/or the related permitting process.

On 30 May 2012, the Court issued an amended pre-trial order providing for Trial of Liability, Limitation, Exoneration, and Fault Allocation to proceed in phases, the first of which was scheduled to commence on 14 January 2013. On 26 October 2012, the Court further extended the date for commencement of the trial to 25 February 2013. Under the Court’s order, the Trial will include issues asserted in or relevant to the claims, counterclaims, cross-claims, third-party claims, and comparative fault defences raised in Transocean’s Limitation of Liability Action. The next phase is projected to commence on 17 June 2013.

On 11 July 2012, BP filed motions to dismiss several categories of claims in MDL 2179 that were not covered by the proposed Economic and Property Damages Settlement and the proposed Medical Benefits Settlement. On 1 October 2012, the Court granted BP’s motion, dismissing (1) claims alleging a reduction in the value of real property caused by the oil spill or other contaminant where the property was not physically touched by the oil and the property was not sold, (2) claims by or on behalf of entities marketing BP-branded fuels that they have suffered damages, including loss of business, income, and profits, as a result of the loss of value to the ‘BP’ brand or name; and (3) claims by or on behalf of recreational fishermen, recreational divers, beachgoers, recreational boaters, and similar claimants, that they have suffered damages that include loss of enjoyment of life from the inability to use portions of the Gulf of Mexico for recreation and amusement purposes. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims or otherwise apply his dismissal of those categories of claims to those individual complaints.

On 15 September 2010, three Mexican states bordering the Gulf of Mexico (Veracruz, Quintana Roo, and Tamaulipas) filed lawsuits in federal court in Texas against several BP entities. These lawsuits allege that the Incident harmed their tourism, fishing, and commercial shipping industries (resulting in, among other things, diminished tax revenue), damaged natural resources and the environment, and caused the states to incur expenses in preparing a response to the Incident. On 9 December 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted in part BP’s motion to dismiss the three Mexican states’ complaints, dismissing their claims under OPA 90 and for nuisance and negligence per se, and preserving their claims for negligence and gross negligence only to the extent there has been a physical injury to a proprietary interest of the states. The court in MDL 2179 has also set a schedule for targeted discovery on the legal issue of whether the Mexican States of Quintana Roo, Tamaulipas, and Veracruz have a justiciable claim. On 5 April 2011, the State of Yucatan submitted a claim to the GCCF alleging potential damage to its natural resources and environment, and seeking to recover the cost of assessing the alleged damage. BP anticipates further claims from the Mexican federal government.

Citizens groups have also filed either lawsuits or notices of intent to file lawsuits seeking civil penalties and injunctive relief under the Clean Water Act and other environmental statutes. On 16 June 2011, the judge in the federal multi-district litigation proceeding in New Orleans granted BP’s motion to dismiss a master complaint raising claims for injunctive relief under various federal environmental statutes brought by various citizens groups and others. The judge did not, however, lift an earlier stay on the underlying individual complaints raising those claims for injunctive relief or otherwise apply his dismissal of the master complaint to those individual complaints. In addition, a different set of environmental groups filed a motion to reconsider dismissal of their Endangered Species Act claims on 14 July 2011. That motion remains pending. On 31 January 2012, the court, on motion by the Center for Biological Diversity, entered final judgment on the basis of the 16 June 2011 order with respect to two actions brought against BP by that plaintiff. On 2 February 2012, the Center for Biological Diversity filed a notice of appeal of both actions. The appeal is now fully briefed and oral argument has been scheduled for 4 December 2012.

On 1 March 2012, the Court in MDL 2179 issued a partial final judgment dismissed with prejudice all claims by BP, Anadarko and MOEX for additional insured coverage under insurance policies issued to Transocean for the sub-surface pollution liabilities BP, Anadarko and MOEX have incurred and will incur with respect to the Macondo well oil release. BP filed a notice of appeal from the Court’s judgment to the United States Court of Appeals for the Fifth Circuit. Briefing on that appeal is complete, and oral argument has been scheduled for 3 December 2012.

In addition, BP is aware that actions have been or may be brought under the Qui Tam (whistleblower) provisions of the False Claims Act.

Legal proceedings (continued)

On 21 April 2011, BP announced an agreement with natural resource trustees for the US and five Gulf coast states, providing for up to $1 billion to be spent on early restoration projects to address natural resource injuries resulting from the Incident. Funding for these projects will come from the $20-billion Trust fund.

A claim was commenced against BP by a group of claimants on 26 July 2012 in Ecuador. The majority of the claimants represent local NGOs. The claim alleges that through the Incident and BP’s response to it, BP violated the “rights of nature”. The claim is not monetary but rather seeks injunctive relief. Two previous claims on identical grounds were previously dismissed at an early stage by the Ecuadorian courts.

On 18 October 2012, a purported class action complaint relating to the Incident was filed in Mexico against several BP entities. The complaint, which identifies forty-two fishermen as purported representative class members, seeks, among other things, compensatory damages for the class members who allegedly suffered economic losses, as well as an order requiring BP to remediate environmental damage and to provide funding for the preservation of the environment and to conduct environmental impact studies in the Gulf of Mexico for the next 10 years.

BP’s potential liabilities resulting from threatened, pending and potential future claims, lawsuits and enforcement actions relating to the Incident, together with the potential cost of implementing remedies sought in the various proceedings, cannot be fully estimated at this time but they have had and are expected to have a material adverse impact on the group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns and/or implementation of its strategic agenda, particularly in the US. These potential liabilities may continue to have a material adverse effect on the group’s results and financial condition. See Note 2 on pages 25 – 30 and the Annual Report and Form 20-F 2011 – Financial statements – Note 2 on pages 190 – 194 for information regarding the financial impact of the Incident.

Investigations and reports relating to the Deepwater Horizon oil spill

BP has been subject to a number of investigations related to the Incident by numerous agencies of the US government. The related published reports are available on the websites of the agencies and commissions referred to below.

On 11 January 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling (National Commission), established by President Obama, published its report on the causes of the Incident and its recommendations for policy and regulatory changes for offshore drilling. On 17 February 2011, the National Commission’s Chief Counsel published a separate report on his investigation that provides additional information regarding the causes of the Incident.

In a report dated 20 March 2011, with an Addendum dated 30 April 2011, the Joint Investigation Team (JIT) for the Marine Board of Investigation established by the US Coast Guard and Bureau of Ocean Energy Management (BOEMRE) issued the Final Report of the Forensic Examination of the Deepwater Horizon Blowout Preventer (BOP) prepared by Det Norske Veritas (BOP Report). The BOP Report concludes that the position of the drill pipe against the blind shear rams prevented the BOP from functioning as intended. Subsequently, BP helped to sponsor additional BOP testing conducted by Det Norske Veritas under court auspices, which concluded on 21 June 2011. BP continues to review the BOP Report and is in the process of evaluating the data obtained from the additional testing.

On 22 April 2011, the US Coast Guard issued its report (Maritime Report) focused upon the maritime aspects of the Incident. The Maritime Report criticizes Transocean’s maintenance operations and safety culture, while also criticizing the Republic of the Marshall Islands – the flag state responsible for certifying Transocean’s Deepwater Horizon vessel.

The US Chemical Safety and Hazard Investigation Board (CSB) is also conducting an investigation of the Incident that is focused on the explosions and fire, and not the resulting oil spill or response efforts. As part of this effort, on 24 July 2012, the CSB conducted a hearing at which it released its preliminary findings on, among other things, the use of safety indicators by industry (including BP and Transocean) and government regulators in offshore operations prior to the accident. The CSB found that BP and other offshore industry members have placed too great an emphasis on personal safety rather than process safety overall. The CSB is expected to issue interim reports in late 2012, as well as a final report in early 2013 that will include discussion of topics not covered during the July hearing. The CSB will seek to recommend improvements to BP and industry practices and to regulatory programmes to prevent recurrence and mitigate potential consequences, with special emphasis on safety indicators.

Also, at the request of the Department of the Interior, the National Academy of Engineering/National Research Council established a Committee (Committee) to examine the performance of the technologies and practices involved in the probable causes of the Incident and to identify and recommend technologies, practices, standards and other measures to avoid similar future events. On 17 November 2010, the Committee publicly released its interim report setting forth the Committee’s preliminary findings and observations on various actions and decisions including well design, cementing operations, well monitoring, and well control actions. The interim report also considers management, oversight, and regulation of offshore operations. On 14 December 2011, the Committee published its final report, including findings and recommendations. A second, unrelated National Academies Committee will be looking at the methodologies available for assessing spill impacts on ecosystem services in the Gulf of Mexico, with a final report expected in late 2012 or early 2013. A third National Academies Committee studied methods for assessing the effectiveness of safety and environmental management systems (SEMS) established by offshore oil and gas operators and issued its report 19 June 2012.

Legal proceedings (continued)

On 10 March 2011, the Flow Rate Technical Group (FRTG), Department of the Interior, issued its final report titled “Assessment of Flow Rate Estimates for the Deepwater Horizon/Macondo Well Oil Spill.” The report provides a summary of the strengths and limitations of the different methods used by the US government to estimate the flow rate and a range of estimates from 13,000 b/d to over 100,000 b/d. The report concludes that the most accurate estimate was 53,000 b/d just prior to shut in, with an uncertainty on that value of ±10% based on FRTG collective experience and judgement, and, based on modelling, the flow on day one of the Incident was 62,000 b/d.

On 18 March 2011, the US Coast Guard’s incident specific preparedness review team released its final report capturing lessons learned from the Incident as well as making recommendations on how to improve future oil spill response and recovery efforts.

Additionally, since April 2010, BP representatives have testified multiple times before the US Congress regarding the Incident. BP has provided documents and written information in response to requests from Members, committees and subcommittees of the US Congress.

Other legal proceedings

The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) are currently investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel during September, October and November 2008. The FERC Office of Enforcement staff notified BP on 12 November 2010 of their preliminary conclusions relating to alleged market manipulation in violation of 18 C.F.R. Sec. 1c.1. On 30 November 2010, CFTC Enforcement staff also provided BP with a notice of intent to recommend charges based on the same conduct alleging that BP engaged in attempted market manipulation in violation of Section 6(c), 6(d), and 9(a)(2) of the Commodity Exchange Act. On 23 December 2010, BP submitted responses to the FERC and CFTC November 2010 notices providing a detailed response that it did not engage in any inappropriate or unlawful activity. On 28 July 2011, the FERC staff issued a Notice of Alleged Violations stating that it had preliminarily determined that several BP entities fraudulently traded physical natural gas in the Houston Ship Channel and Katy markets and trading points to increase the value of their financial swing spread positions. Other investigations into BP’s trading activities continue to be conducted from time to time.

On 23 March 2005, an explosion and fire occurred at the BP Products North America (BP Products) Texas City refinery. Fifteen workers died in the incident and many others were injured. BP Products has resolved all civil injury claims and all civil and criminal governmental claims arising from the March 2005 incident.

In March 2007, the US Chemical Safety and Hazard Investigation Board (CSB) issued a report on the incident. The report contained recommendations to the Texas City refinery and to the board of directors of BP. To date, CSB has accepted the majority of BP’s responses. BP and the CSB will continue to discuss BP’s unresolved responses with the objective of the CSB agreeing to close out all of its recommendations.

On 29 October 2009, the US Occupational Safety and Health Administration (OSHA) issued citations to the BP Products Texas City refinery related to the Process Safety Management (PSM) Standard. On 12 July 2012, OSHA and BP resolved 409 of the 439 citations. The agreement requires that BP pay a civil penalty of $13,027,000 and that BP abate the alleged violations by 31 December 2012. The settlement excludes 30 citations for which BP and OSHA could not reach agreement. However, the parties agreed that BP’s penalty liability will not exceed $1 million if those citations are resolved through litigation. Additional efforts will be made in the future to resolve these citations.

On 8 March 2010, OSHA issued 65 citations to BP Products and BP-Husky for alleged violations of the PSM Standard at the Toledo refinery, with penalties of approximately $3 million. These citations resulted from an inspection conducted pursuant to OSHA’s Petroleum Refinery Process Safety Management National Emphasis Program. Both BP Products and BP-Husky contested the citations, and a trial of 42 citations was completed in June 2012 before an Administrative Law Judge from the OSH Review Commission. A decision is pending. Prior to the trial, the parties reached an agreement to resolve the other 23 citations for a penalty of $45,000.

A flaring event occurred at BP Products’ Texas City refinery in April and May 2010. This flaring event is the subject of a number of civil suits by many area workers and residents alleging personal injury and property damages and seeking substantial damages. In addition, this emissions event is the subject of a federal governmental investigation.

A shareholder derivative action was filed against several current and former BP officers and directors based on alleged violations of the US Clean Air Act (CAA) and Occupational Safety and Health Administration (OSHA) regulations at the Texas City refinery subsequent to the March 2005 explosion and fire. An investigation by a special committee of BP’s board into the shareholder allegations has been completed and the committee has recommended that the allegations do not warrant action by BP against the officers and directors. BP filed a motion to dismiss the shareholder derivative action and a plea to the jurisdiction. On 16 June 2011, the court granted BP’s plea to the jurisdiction and dismissed the action in its entirety. The shareholder appealed the dismissal, but subsequently dismissed his appeal.

Legal proceedings (continued)

In March and August 2006, oil leaked from oil transit pipelines operated by BP Exploration (Alaska) Inc. (BPXA) at the Prudhoe Bay unit on the North Slope of Alaska. On 12 May 2008, a BP p.l.c. shareholder filed a consolidated complaint alleging violations of federal securities law on behalf of a putative class of BP p.l.c. shareholders against BP p.l.c., BPXA, BP America, and four officers of the companies, based on alleged misrepresentations concerning the integrity of the Prudhoe Bay pipeline before its shutdown on 6 August 2006. On 8 February 2010, the Ninth Circuit Court of Appeals accepted BP’s appeal from a decision of the lower court granting in part and denying in part BP’s motion to dismiss the lawsuit. On 29 June 2011, the Ninth Circuit ruled in BP’s favour that the filing of a trust related agreement with the SEC containing contractual obligations on the part of BP was not a misrepresentation which violated federal securities laws. The BP p.l.c. shareholder filed an amended complaint, in response to which BP filed a new motion to dismiss, which was granted on 14 March 2012. The plaintiff has appealed the court’s dismissal of the case, and the appeal is pending. On 31 March 2009, the State of Alaska filed a complaint seeking civil penalties and damages relating to these events. The complaint alleges that the two releases and BPXA’s corrosion management practices violated various statutory, contractual and common law duties to the State, resulting in penalty liability, damages for lost royalties and taxes, and liability for punitive damages. In December 2011, the State of Alaska and BPXA entered into a Dispute Resolution Agreement concerning this matter that will result in arbitration of the amount of the State’s lost royalty income and payment by BPXA of the additional amount of $10 million on account of other claims in the complaint. Evidentiary hearings in the arbitration occurred in May and June 2012, and an award is tentatively scheduled to be delivered in November 2012.

Approximately 200 lawsuits were filed in state and federal courts in Alaska seeking compensatory and punitive damages arising out of the Exxon Valdez oil spill in Prince William Sound in March 1989. Most of those suits named Exxon (now ExxonMobil), Alyeska Pipeline Service Company (Alyeska), which operates the oil terminal at Valdez, and the other oil companies that own Alyeska. Alyeska initially responded to the spill until the response was taken over by Exxon. BP owns a 46.9% interest (reduced during 2001 from 50% by a sale of 3.1% to Phillips) in Alyeska through a subsidiary of BP America Inc. and briefly indirectly owned a further 20% interest in Alyeska following BP’s combination with Atlantic Richfield. Alyeska and its owners have settled all the claims against them under these lawsuits. Exxon has indicated that it may file a claim for contribution against Alyeska for a portion of the costs and damages that it has incurred. If any claims are asserted by Exxon that affect Alyeska and its owners, BP will defend the claims vigorously.

Since 1987, Atlantic Richfield Company (Atlantic Richfield), a subsidiary of BP, has been named as a co-defendant in numerous lawsuits brought in the US alleging injury to persons and property caused by lead pigment in paint. The majority of the lawsuits have been abandoned or dismissed against Atlantic Richfield. Atlantic Richfield is named in these lawsuits as alleged successor to International Smelting and Refining and another company that manufactured lead pigment during the period 1920-1946. Plaintiffs include individuals and governmental entities. Several of the lawsuits purport to be class actions. The lawsuits seek various remedies including compensation to lead-poisoned children, cost to find and remove lead paint from buildings, medical monitoring and screening programmes, public warning and education of lead hazards, reimbursement of government healthcare costs and special education for lead-poisoned citizens and punitive damages. No lawsuit against Atlantic Richfield has been settled nor has Atlantic Richfield been subject to a final adverse judgment in any proceeding. The amounts claimed and, if such suits were successful, the costs of implementing the remedies sought in the various cases could be substantial. While it is not possible to predict the outcome of these legal actions, Atlantic Richfield believes that it has valid defences. It intends to defend such actions vigorously and believes that the incurrence of liability is remote. Consequently, BP believes that the impact of these lawsuits on the group’s results, financial position or liquidity will not be material.

In April 2009, Kenneth Abbott, as relator, filed a US False Claims Act lawsuit against BP, alleging that BP violated federal regulations, and made false statements in connection with its compliance with those regulations, by failing to have necessary documentation for the Atlantis subsea and other systems. BP is the operator and 56% interest owner of the Atlantis unit in production in the Gulf of Mexico. That complaint was unsealed in May 2010 and served on BP in June 2010. Abbott seeks damages measured by the value, net of royalties, of all past and future production from the Atlantis platform, trebled, plus penalties. In September 2010, Kenneth Abbott and Food & Water Watch filed an amended complaint in the False Claims Act lawsuit seeking an injunction shutting down the Atlantis platform. The court denied BP’s motion to dismiss the complaint in March 2011. Separately, also in March 2011, BOEMRE issued its investigation report of the Abbott Atlantis allegations, which concluded that Mr Abbott’s allegations that Atlantis operations personnel lacked access to critical, engineer-approved drawings were without merit and that his allegations about false submissions by BP to BOEMRE were unfounded. Trial was scheduled to begin on 10 April 2012, but the trial date was vacated and not rescheduled pending consideration of the parties’ summary judgment motions.

Various non-governmental organizations (“NGOs”) and the EPA challenged certain aspects of the air permits issued by the Indiana Department of Environmental Management (IDEM) related to the Whiting refinery modernization project. In response to these challenges, the IDEM reviewed the permits and responded formally to the EPA. BP has been in discussions with the EPA, the IDEM and certain environmental groups over these and other CAA issues relating to the Whiting refinery. BP has also been in settlement discussions with the EPA to resolve alleged CAA violations at the Toledo, Carson and Cherry Point refineries.

Legal proceedings (continued)

On 23 May 2012, BP Products North America, Inc., the EPA, the Department of Justice (DoJ), the IDEM and the NGOs resolved objections to the air permit for the Whiting Refinery modernization project and settled allegations of air emissions violations at the Whiting Refinery. The settlement requires emission reduction projects with an estimated cost of approximately $400 million and the payment of a civil penalty of $8 million. The settlement was lodged with the federal court and subject to public notice and an opportunity for comment. On 19 September 2012, DOJ filed an unopposed motion to enter the decree. Upon entry by the federal court, the decree becomes enforceable. On 15 October 2012 IDEM issued for public comment a revised air permit for the modernization project that incorporates the relevant consent decree provisions.

An application was brought in the English High Court on 1 February 2011 by Alfa Petroleum Holdings Limited and OGIP Ventures Limited against BP International Limited and BP Russian Investments Limited alleging breach of a Shareholders Agreement on the part of BP and seeking an interim injunction restraining BP from taking steps to conclude, implement or perform the transactions with Rosneft Oil Company, originally announced on 14 January 2011, relating to oil and gas exploration, production, refining and marketing in Russia (the Arctic Opportunity). Those transactions included the issue or transfer of shares between Rosneft Oil Company and any BP group company (pursuant to the Rosneft Share Swap Agreement). The court granted an interim order restraining BP from taking any further steps in relation to the Rosneft transactions pending an expedited UNCITRAL arbitration procedure in accordance with the Shareholders Agreement between the parties. The arbitration has commenced and the interim injunction was continued by the arbitration panel. On 17 May 2011, BP announced that both the Rosneft Share Swap Agreement and the Arctic Opportunity, originally announced on 14 January 2011, had terminated. This termination was as a result of the deadline for the satisfaction of conditions precedent having expired following delays resulting from the interim orders referred to above. These interim orders did not address the question of whether or not BP breached the Shareholders Agreement. The arbitration proceedings, which are subject to strict confidentiality obligations, are ongoing.

Five minority shareholders of OAO TNK-BP Holding (TBH) filed two civil actions in Tyumen, Siberia, against BP Russia Investments Limited (BPRIL) and BP p.l.c. and against two of the BP nominated directors of TBH. These two actions sought to recover alleged losses to TBH of $13 billion and $2.7 billion respectively arising from the failure to involve TNK-BP in BP’s proposed alliance with Rosneft. On 11 November 2011, the Tyumen Court dismissed both claims fully on their merits. The plaintiffs appealed both of these decisions to the Omsk Appellate court. On 26 January 2012, the Appellate court upheld the Tyumen Court’s dismissal of the claim in relation to the BP nominated directors of TBH. The Omsk Appellate court subsequently upheld the Tyumen court of first instance’s dismissal of the minority suits against BPRIL and BP p.l.c. The plaintiffs then appealed both of the Omsk Appellate court decisions to the cassation court of appeal in Tyumen. The cassation court upheld the dismissal of the claim against the BP nominated directors, and the case against the BP nominated directors is now resolved. However, the cassation court remitted the case against the BP companies back to the Tyumen Court of first instance for reconsideration. The plaintiffs amended their claim to reduce their damages to approximately $8.6 billion. On 27 July 2012 the Tyumen Court ruled in favour of the plaintiffs and awarded $3.0 billion in damages against the BP companies. BPRIL has filed an appeal of the Tyumen Court’s decision with the Omsk Appellate court. In addition, Rosneft and BP nominated directors of TNK-BP Ltd. have filed statements in support of the contention that the award is unjustified, and the plaintiffs’ claims wholly without merit. Consequently no amounts have been provided. On 25 October 2012 the Omsk Appellate court adjourned its hearing of the appeal until 9 November 2012.

On 24 January 2012, the Republic of Bolivia issued a press statement declaring its intent to nationalize Pan American Energy’s interests in the Caipipendi Operations Contract. Nevertheless, no formal decision was issued or announced by the government and therefore no nationalization process has yet commenced. Pan American Energy and its shareholders BP and Bridas intend to vigorously defend their legal interests under the Caipipendi Operations Contract and available Bilateral Investment Treaties.

Further note on certain activities – recent developments

BP monitors its activities with countries, persons or entities subject to US and EU trade sanctions and keeps them under review to ensure compliance with applicable laws and regulations of the US, EU and other countries where BP operates. In July 2012, US President Obama signed the Executive Order 13622 (“EO”) authorizing the imposition of additional sanctions against persons who engage in certain dealings with Iran, and in August 2012, the US Congress enacted the US Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”). While the application of the new EO and ITRA to certain activities and entities is subject to interpretation and further regulatory clarification by the US Administration, BP believes that all of its activities are currently in compliance with applicable US rules and regulations, including Shah Deniz which has been specifically excluded from ITRA and the EO and Rhum which remains shut in.

On 23 March 2012 the Council of the European Union promulgated regulation 267/2012 which imposed restrictive measures against Iran. Shah Deniz was excluded from the main operative provisions of such regulation. However, on 15 October 2012, the EU announced new sanctions against Iran and certain Iranian entities, including Naftiran Intertrade Co. Ltd (NICO). BP is seeking further regulatory clarification from the EU with respect to the scope of these new sanctions, and is assessing the application of such sanctions to NICO’s participation in the Shah Deniz Stage 2 project and the impact on BP as operator of the Shah Deniz fields. Similarly, BP is assessing the impacts of the new sanctions on the Rhum field.

For further information, see Further note on certain activities on page 64 in our Annual Report and Form 20-F 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 30 October 2012	/s/ J Bertelsen
J BERTELSEN Deputy Company Secretary

Exhibit 99.1

Computation of ratio of earnings to fixed charges

Nine months 2012
$ million, except ratio

Profit before taxation	15,347

Group’s share of income in excess of dividends of equity-accounted entities	(2,054)

Capitalized interest, net of amortization	(177)

Profit as adjusted	13,116

Fixed charges:

Interest expense	590
Rental expense representative of interest	1,260
Capitalized interest	284

2,134

Total adjusted earnings available for payment of fixed charges	15,250

Ratio of earnings to fixed charges	7.1

Exhibit 99.2

Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 September 2012 in accordance with IFRS:

30 September 2012
$ million
Share capital
Capital shares (1-2)	5,241
Paid-in surplus (3)	11,040
Merger reserve (3)	27,206
Own shares	(51)
Treasury shares	(20,839)
Available-for-sale investments	405
Cash flow hedge reserve	(38)
Foreign currency translation reserve	4,800
Share-based payment reserve	1,511
Profit and loss account	88,344

BP shareholders’ equity	117,619

Finance debt (4-6)
Due within one year	7,679
Due after more than one year	41,398

Total finance debt	49,077

Total capitalization (7)	166,696

(1)	Issued share capital as of 30 September 2012 comprised 19,053,994,550 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,829,130,811 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
(2)	Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
(4)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 September 2012.
(5)	Obligations under finance leases are included within finance debt in the above table.
(6)	As of 30 September 2012, the parent company, BP p.l.c., had outstanding guarantees totalling $45,875 million, of which $45,845 million related to guarantees in respect of liabilities of subsidiary undertakings, including $45,104 million relating to finance debt by subsidiaries. Thus 92% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 September 2012, $142 million of finance debt was secured by the pledging of assets, and no finance debt was secured in connection with deposits received relating to disposal transactions expected to complete in subsequent periods. In addition, in connection with $1,927 million of finance debt, BP has entered into crude oil sales contracts in respect of oil produced from certain fields in offshore Angola and Azerbaijan to provide security to the lending banks. The remainder of finance debt was unsecured.

(7)	There has been no material change since 30 September 2012 in the consolidated capitalization and indebtedness of BP.